Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
(expressed in thousands of United States dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Aris Mining Corporation:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Aris Mining Corporation and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income (loss), comprehensive income (loss), equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 11, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Evaluation of the recoverable amount of the exploration and evaluation assets of the Soto Norte Project (the “Project”)
As discussed in Notes 3, 4, 6 and 15 to the consolidated financial statements, on December 12, 2025, the Company acquired an additional 49% interest in the Project, resulting in the Company increasing its ownership interest in the Project to 100%. The transaction resulted in a change in ownership interest while retaining control and was accounted for as an equity transaction, with no adjustment made to the carrying amount of the Project. As the consideration paid for the 49% interest implied a fair value of the exploration and evaluation assets of the Project that was below their carrying amount, the Company identified an impairment indicator and performed an impairment test. The Company determined the recoverable amount of the Project as of December 31, 2025 and concluded that no impairment was required.

We identified the evaluation of the recoverable amount of the exploration and evaluation assets of the Project as a critical audit matter. A high degree of auditor judgment was required to evaluate the significant assumptions and inputs used to estimate the recoverable amount. Significant assumptions and inputs used in the determination of the recoverable amount included the precedent transactions selected to determine the market multiple, the long-term gold prices used to index the market multiple, and mineral resources. Changes to the assumptions and inputs could have had a significant impact on the measurement of the recoverable amount of the exploration and evaluation assets.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain controls related to the Company’s process to determine the recoverable amount of the exploration and evaluation assets of the Project. This included controls over the Company’s development of the significant assumptions and inputs used to determine the recoverable amount. We compared the mineral resources used in determining the recoverable amount of the exploration and evaluation assets of the Project to the mineral resources prepared by independent qualified persons. We assessed the competence, capabilities and objectivity of the qualified persons who prepared the mineral resources, including the industry and regulatory standards they applied. We also involved valuation professionals with specialized skills and knowledge, who assisted in (1) evaluating precedent transactions by comparing to publicly available data, and (2) assessing the long-term gold price by comparing to third party analyst reports.

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2010.
Vancouver, Canada
March 11, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Aris Mining Corporation:

Opinion on Internal Control Over Financial Reporting
We have audited Aris Mining Corporation and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of income (loss), comprehensive income (loss), equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 11, 2026 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Discussion and Analysis – Internal controls over financial reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
March 11, 2026

Consolidated Statements of Financial Position (Expressed in thousands of US dollars)

	Notes	December 31, 2025	December 31, 2024

ASSETS
Current
Cash and cash equivalents		$391,874	$252,535
Gold in trust	11c	1,938	1,704
Trade and other receivables	17b	76,796	47,232
Inventories	7	56,232	45,679
Other current assets		9,822	3,633
		536,662	350,783
Non-current
Cash in trust		3,517	3,072
Mining interests, plant and equipment	9	1,938,627	1,627,810
Other financial assets	8	28,015	12,624
Other long-term assets		159	215
Total assets		$2,506,980	$1,994,504
LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	10	$154,733	$76,249
Income tax payable		77,309	18,268
Current portion of long-term debt	11	53,684	22,132
Warrant liabilities	14c	—	8,886
Current portion of deferred revenue	13	8,587	4,354
Current portion of provisions	12	7,608	2,979
Current portion of lease obligations		2,580	1,650
		304,501	134,518
Non-current
Long-term debt	11	465,778	494,102
Deferred revenue	13	192,226	194,025
Provisions	12	27,202	28,822
Deferred income taxes	16	54,576	55,011
Lease obligations		3,468	2,689
Other long-term liabilities		13,169	2,230
Total liabilities		$1,060,920	$911,397
Equity
Share capital	14a	1,168,974	935,917
Share purchase warrants		4,491	4,491
Contributed surplus		416,921	209,469
Accumulated other comprehensive loss		(31,815)	(160,450)
Deficit		(112,511)	(190,856)
Equity attributable to owners of the Company		1,446,060	798,571
Non-controlling interest	15	—	284,536
Total equity		1,446,060	1,083,107
Total liabilities and equity		$2,506,980	$1,994,504

Commitments and contingencies	Note 12d,17c

Approved by the Board of Directors and authorized for issue on March 11, 2026:

"Neil Woodyer" (signed)	Director	"David Garofalo" (signed)	Director
See accompanying notes to the Consolidated Financial Statements.
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Consolidated Statements of Income (Loss) (Expressed in thousands of US dollars, except share and per share amounts)

		Year-ended December 31,
	Notes	2025	2024

Revenue	18	$927,664	$510,604

Cost of sales	19	(414,506)	(314,759)
Depreciation and depletion		(52,931)	(34,150)
Social contributions		(27,446)	(14,433)

Income from mining operations		432,781	147,262

General and administrative costs		(21,301)	(18,306)
Loss from investments in associates		—	(2,884)
Share-based compensation	14g	(42,080)	(5,265)
Other expenses		(10,033)	(3,369)

Income from operations		359,367	117,438

Loss on financial instruments	21	(76,808)	(16,167)
Loss on disposal of Juby Project	8a	(3,200)	—
Loss on termination of Soto Norte Project Precious Metals Purchase Agreement	6b	(4,990)	—
Finance income		12,600	6,894
Finance costs	20	(40,691)	(40,957)
Foreign exchange gain (loss)		(39,187)	12,122

Income before income tax		207,091	79,330

Income tax (expense) recovery
Current	16	(136,697)	(53,577)
Deferred	16	8,972	(2,462)

Net income		$79,366	$23,291

Net income attributable to:
Owners of the Company		$78,345	$24,582
Non-controlling interest	15	1,021	(1,291)
		$79,366	$23,291

Earnings per share attributable to owners of the Company – basic	14h	$0.42	$0.16

Weighted average number of outstanding common shares – basic		188,584,731	157,727,394

Earnings per share attributable to owners of the Company – diluted	14h	$0.41	$0.14

Weighted average number of outstanding common shares – diluted		191,287,058	158,691,279

See accompanying notes to the Consolidated Financial Statements.
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Consolidated Statements of Comprehensive Income (Loss) (Expressed in thousands of US dollars)

		Year-ended December 31,
	Notes	2025	2024

Net income		$79,366	$23,291

Other comprehensive income (loss):

Items that will not be reclassified to profit in subsequent periods:
Unrealized gain on Convertible Debentures due to change in credit risk ($nil tax effect)	11d	—	103
Actuarial loss on health plan obligation ($nil tax effect)	12c	(716)	(204)
Unrealized gain (loss) on Gold Notes due to changes in implied credit spread (net of tax effect) ⁽¹⁾	11c	(942)	1,356

Items that may be reclassified to profit in subsequent periods:
Foreign currency translation adjustment (net of tax effect)		130,293	(90,526)

Other comprehensive income (loss)		128,635	(89,271)

Comprehensive income (loss)		$208,001	$(65,980)

Comprehensive income (loss) attributable to:
Owners of the Company		$206,980	$(64,689)
Non-controlling interest		1,021	(1,291)
		$208,001	$(65,980)
(1)The tax effect of the unrealized gain (loss) on Gold Notes due to changes in implied credit spread for the year-ended December 31, 2025, was a recovery of $349 (December 31, 2024 - expense of $506).
See accompanying notes to the Consolidated Financial Statements.
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Consolidated Statements of Equity (Expressed in thousands of US dollars, except share and per share amounts)

		Share Capital - common shares		Share purchase warrants	Contributed surplus	Accumulated OCI	Deficit	Equity attributable to owners of the Company	Non-controlling interest	Total equity
Year-ended December 31, 2025	Notes	Number	Amount
At December 31, 2024		171,034,256	$935,917	$4,491	$209,469	$(160,450)	$(190,856)	$798,571	$284,536	$1,083,107
Exercise of options	14d	4,073,763	17,628	—	(4,227)	—	—	13,401	—	13,401
Exercise of warrants	14c	28,685,134	190,277	—	—	—	—	190,277	—	190,277
Share issuance costs		—	(2,170)	—	—	—	—	(2,170)	—	(2,170)
Share-based compensation	14g	—	—	—	3,258	—	—	3,258	—	3,258
Non-reciprocal contributions to Soto Norte Project	15	—	—	—	(7,574)	—	—	(7,574)	7,574	—
Acquisition of remaining 49% of Soto Norte Project	6b	1,739,130	27,322	—	215,995	—	—	243,317	(293,131)	(49,814)
Comprehensive income (loss)		—	—	—	—	128,635	78,345	206,980	1,021	208,001
At December 31, 2025		205,532,283	$1,168,974	$4,491	$416,921	$(31,815)	$(112,511)	$1,446,060	$—	$1,446,060

	Notes	Share Capital - common shares		Share purchase warrants	Contributed surplus	Accumulated OCI	Deficit	Equity attributable to owners of the Company	Non-controlling interest	Total equity
Year-ended December 31, 2024
		Number	Amount
At December 31, 2023		137,569,590	$719,806	$9,708	$181,758	$(71,179)	$(215,438)	$624,655	$—	$624,655
Exercise of options	14d	2,779,903	9,670	—	(1,479)	—	—	8,191	—	8,191
Exercise of warrants	14c	11,524,237	42,548	(5,217)	—	—	—	37,331	—	37,331
Share-based compensation	14g	—	—	—	2,285	—	—	2,285	—	2,285
Conversion of convertible debenture		3,410,526	11,920	—	—	—	—	11,920	—	11,920
Acquisition of the Soto Norte Project	6a	15,750,000	151,973	—	28,947	—	—	180,920	283,785	464,705
Non-reciprocal contributions to Soto Norte Project	15	—	—	—	(2,042)	—	—	(2,042)	2,042	—
Comprehensive income (loss)		—	—	—	—	(89,271)	24,582	(64,689)	(1,291)	(65,980)
At December 31, 2024		171,034,256	$935,917	$4,491	$209,469	$(160,450)	$(190,856)	$798,571	$284,536	$1,083,107
See accompanying notes to the Consolidated Financial Statements.
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Consolidated Statements of Cash Flows (Expressed in thousands of US dollars)

		Year-ended December 31,
	Notes	2025	2024
Operating Activities
Net income		$79,366	$23,291
Adjusted for the following items:
Depreciation and depletion		54,084	34,076
Loss from investments in associates		—	2,884
Share-based compensation	14g	42,080	5,265
Finance costs	20	40,691	40,957
Loss on financial instruments	21	76,808	16,167
Loss on disposal of Juby project	8a	3,200	—
Amortization of deferred revenue and cumulative catch-up	13a	(6,307)	(3,931)
Unrealized foreign exchange loss (gain)		31,732	(14,853)
Income tax expense	16	127,725	56,039
Loss on termination of Soto Norte Project Precious Metals Purchase Agreement	6b	4,990	—
Other		1,008	645
Payment of Deferred Share Units and Performance Share Units	14e,f	(2,221)	(2,245)
Termination of Soto Norte Project Precious Metals Purchase Agreement	6b	(10,000)	—
Precious metal stream deposit received	13a	—	40,016
Changes in non-cash operating working capital items	22	12,097	(18,720)
Operating cash flows before taxes		455,253	179,591
Income taxes paid		(82,279)	(38,354)
Net cash provided by operating activities		372,974	141,237
Investing Activities
Additions to mining interests, plant and equipment	9	(243,906)	(181,449)
Contributions to investment in associates		—	(2,647)
Cash proceeds from sale of Juby Project	8a	13,065	—
Purchase of marketable securities	8b	(1,429)	—
Increase in cash acquired with Soto Norte Acquisition	6a	—	5,251
Acquisition costs and project funding	6a	—	(6,085)
Capitalized interest paid (net)	9	(24,956)	(13,839)
Net cash used in investing activities		(257,226)	(198,769)
Financing Activities
Acquisition of 49% interest in Soto Norte Project	6b	(50,000)	—
Repayment of Gold Notes	11c	(16,132)	(14,778)
Repayment of Senior Notes 2026	11a	—	(305,157)
Net proceeds from Senior Notes 2029	11b	—	441,294
Payment of lease obligations		(2,775)	(2,451)
Interest paid	11b	(36,000)	(26,527)
Increase in gold in trust account		(234)	—
Repayment of convertible debenture	11d	—	(1,325)
Proceeds from exercise of stock options and warrants, net of issuance costs		126,134	30,234
Net cash provided by financing activities		20,993	121,290
Impact of foreign exchange rate changes on cash and equivalents		2,598	(5,845)
Increase in cash and cash equivalents		139,339	57,913
Cash and cash equivalents, beginning of year		252,535	194,622
Cash and cash equivalents, end of year		$391,874	$252,535
See accompanying notes to the Consolidated Financial Statements.
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Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
1.    Nature of Operations
Aris Mining Corporation (the “Company” or “Aris Mining”), is a company incorporated under the laws of the Province of British Columbia, Canada. The address of the Company’s registered and records office is 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange ("NYSE") under the symbol “ARIS”.
Aris Mining is primarily engaged in the acquisition, exploration, development and operation of gold properties in Colombia and Guyana. Aris Mining operates the Segovia and Marmato Mines and the Soto Norte Project in Colombia. Aris Mining also owns the Toroparu Project in Guyana.
2.    Basis of Presentation
These consolidated financial statements, as approved by the Company's Board of Directors on March 11, 2026, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The financial statements have been prepared under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value, and are presented in U.S. dollars. They have been prepared on a going concern basis assuming that the Company will be able to realize its assets and discharge its liabilities in the normal course of business as they come due for the foreseeable future.
3.    Summary of Material Accounting Policy Information
Consolidation
On June 28, 2024, the Company acquired an additional 31% interest in the Soto Norte Project and determined that the Company obtained control as a result of its 51% ownership interest (Note 6a, Note 15). The remaining 49% interest in the Soto Norte Project not held by the Company was presented as a non-controlling interest until the Company acquired the remaining 49% on December 12, 2025 (Note 6b).
These financial statements comprise the financial results of the Company and its subsidiaries. Details regarding the Company and its principal subsidiaries as of December 31, 2025 are as follows:

Entity	Property/ function	Registered	Functional currency (1)	Ownership Percentage
Aris Mining Corporation	Corporate	Canada	USD	100%
Aris Mining Holdings Corp.	Corporate	Canada	USD	100%
Aris Mining (Panama) Marmato Inc.	Corporate	Panama	USD	100%
Aris Mining Segovia	Segovia Operations	Colombia	COP	100%
Aris Mining Marmato	Marmato Mine	Colombia	COP	100%
Minerales Andinos de Occidente, S.A.S.	Marmato Zona Alta	Colombia	COP	100%
Minera Croesus S.A.S.	Marmato Zona Alta	Colombia	COP	100%
MIC Global Mining Ventures S.L.	Soto Norte Project	Spain	USD	100%
ETK Inc.	Toroparu Project	Guyana	USD	100%
(1)“USD” = U.S. dollar; “COP” = Colombian peso.
Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Accounting policies of subsidiaries have been aligned, where necessary, to ensure consistency with the policies adopted by the Company.
Foreign currency translation
a)Functional and presentation currencies
Items included in the financial statements of each entity consolidated by the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company’s principal subsidiaries are disclosed in the table under “Consolidation” above.

Page | 10

Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
3.    Summary of Material Accounting Policy Information (cont.)
b)Transactions and balances
Foreign currency transactions are translated into the functional currency of the entity using the exchange rates prevailing at the dates of the transactions or revaluation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income and loss in “foreign exchange gain (loss)”.
c)Group companies
The results and financial position of Aris Mining Segovia, Aris Mining Marmato, Minerales Andinos de Occidente S.A.S, and Minera Croesus S.A.S, which have a functional currency different from the presentation currency, are translated into the presentation currency as follows:
i)assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
ii)income and expenses for each consolidated statement of income (loss) and cash flows for the periods presented are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions);
iii)components of equity are translated at the exchange rates at the dates of the relevant transactions or at average exchange rates where this is a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, and are not re-translated; and
iv)all resulting exchange differences are recognized in other comprehensive income and loss.
When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the consolidated statement of income (loss) as part of the gain or loss on sale.
Business combinations
The Company uses the acquisition method of accounting for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Pre-existing relationships are accounted for separately from the business combination and the amount related to the settlement of a pre-existing relationship is excluded from the consideration transferred. Any gain or loss arising from the settlement of a pre-existing relationship is recognized immediately in profit or loss. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the acquisition date. On an acquisition-by-acquisition basis, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.
The Company determines whether a business is acquired when the integrated set of assets and activities includes at a minimum, an input and a substantive process and whether the acquired set has the ability to contribute to the creation of outputs.
The Company also has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. A business consists of inputs and processes applied to those inputs that can contribute to the creation of outputs. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the concentration test is met, and the transaction is determined not to be a business combination. If the assets acquired are not a business, the transaction is accounted for as an asset acquisition.
The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous cross ownership in the acquiree over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the consolidated statement of income (loss).
Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods during the measurement period which does not exceed one year from the acquisition date.

Page | 11

Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
3.    Summary of Material Accounting Policy Information (cont.)
Non-Controlling interest
Non-controlling interest represents equity interests in subsidiaries owned by outside parties. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. The non-controlling interest is allocated a share of net income and other comprehensive income, which is recognized directly in equity even if the results of the non-controlling interest have a deficit balance.
The Company recognizes transactions with non-controlling interest as transactions with equity shareholders. Changes in the Company's ownership interest in subsidiaries that do not result in the loss of control are accounted for as equity transactions. Prior to the 49% acquisition of the Soto Norte Project (Note 6b), the Company elected to measure the non-controlling interest of MDC Industry Holding Company LLC ("Mubadala") in the Soto Norte Project at the date the Company acquired control based on the proportionate share of the entity's recognized net assets (Note 6a, 6b).
Measurement of previously held interest in an asset acquisition
In an acquisition of assets that does not constitute a business, the previously held interest forms a part of the consideration paid for the assets acquired and liabilities assumed at the time control of the assets and liabilities is obtained. The Company has elected an accounting policy not to remeasure the carrying amount of previously held investments in associates on acquisition of additional interests that do not constitute a business.
Inventories
Mineral inventories are valued at the lower of average production cost based on metal content and Net Realizable Value ("NRV"). The cost of mineral inventories includes all costs related to bringing the inventory to its current condition, including mining and processing costs, labour costs, materials and supplies, direct and allocated indirect operating overhead and depreciation expense. Materials and supplies inventories are valued at the lower of cost and NRV, where cost is calculated on a weighted average basis. NRV is the estimated selling price less estimated costs to complete and applicable selling expenses.
Financial instruments
Financial assets are classified according to their contractual cash flow characteristics and the business models under which they are held. On initial recognition, a financial asset is classified as: amortized cost, fair value through profit and loss (“FVTPL”) or fair value through other comprehensive income (“FVOCI”).
Financial assets are measured at amortized cost if both of the following criteria are met and the financial assets are not designated as at FVTPL: 1) the objective of the Company’s business model is to collect the contractual cash flows; and 2) the asset’s contractual cash flows represent solely payments of principal and interest on the principal amount outstanding.
On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to measure the investment at FVOCI whereby changes in the investment’s fair value (realized and unrealized) will be recognized permanently in other comprehensive income with no reclassification to profit and loss. The election is made on an investment-by-investment basis.
All financial assets not measured at amortized cost or FVOCI, including derivative financial assets, are measured at FVTPL. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.
Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as FVTPL, directly attributable transaction costs.
Financial liabilities are subsequently measured and classified as amortized cost or as FVTPL. Derivative financial liabilities are measured at FVTPL. The Company, at initial recognition, may designate a hybrid financial liability that contains embedded derivative financial instruments, at FVTPL. For such financial liabilities recorded at FVTPL, the change in fair value due to changes in the Company’s credit risk is recorded in other comprehensive income, with the remainder of the change in fair value recorded in profit and loss.
Measurement of financial assets in subsequent periods depends on whether the financial asset has been classified as amortized cost, FVTPL or FVOCI. The carrying amount of financial liabilities after initial recognition depends on whether they are classified as amortized cost or FVTPL. Financial assets and financial liabilities classified as amortized cost are accounted for subsequent to initial recognition using the effective interest method.
Loss allowances for “expected credit losses” are recognized on financial assets measured at amortized cost, contract assets and investments in debt instruments measured at FVOCI, but not on equity investments. A loss event is not required to have occurred before a credit loss is recognized.

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Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
3.    Summary of Material Accounting Policy Information (cont.)
The Company has assessed the classification and measurement of its financial assets and financial liabilities as follows:

Classification category

Cash and cash equivalents	Amortized cost
Cash in escrow	Amortized cost
Trade and other receivables	Amortized cost
Cash in trust	Amortized cost
Other long term receivables	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Senior Notes	Amortized cost
Tax payable	Amortized cost
Deferred Share Units liability	FVTPL
Performance Share Units liability	FVTPL
Gold Notes	FVTPL
Warrant liabilities	FVTPL
Embedded derivative asset in Senior Notes	FVTPL
Other financial assets	FVTPL
Other long-term assets	FVTPL
Fair value hierarchy
The Company classifies financial assets and liabilities that are recognized in the statement of financial position at fair value in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:
•Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
•Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).
With the availability of quoted prices in an active market, the Listed Warrants and Deferred Share Units are classified as Level 1 in the fair value hierarchy. The PSU liabilities, Gold Notes, Convertible Debentures, Embedded Derivative and Unlisted Warrants are classified as Level 2 in the fair value hierarchy as the fair values have been determined based on inputs, including volatility factors, risk-free rate, stock price and credit spread, which can be substantially observed or corroborated in the marketplace.
Investments in Joint Arrangements and Associates
The Company conducts a portion of its business through investments in joint arrangements and associates.
In a joint arrangement, the parties are bound by contractual arrangements establishing joint control, and decisions about the activities that significantly affect the returns of the investee require unanimous consent. A joint arrangement is classified as either a joint operation or a joint venture, subject to the terms that govern each investor’s rights and obligations in the arrangement.
In a joint operation, the investor has rights and obligations to the separate assets and liabilities of the investee and in a joint venture, the investors have rights to the net assets of the joint arrangement. For a joint operation, the Company recognizes its share of the assets, liabilities, revenue, and expenses of the joint arrangement, while for a joint venture, the Company accounts for its investment in the joint arrangement using the equity method.
An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies. The Company accounts for its investments in associates using the equity method.

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Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
3.    Summary of Material Accounting Policy Information (cont.)
Under the equity method, the Company’s investment in a joint venture or an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of net earnings and losses of the joint venture or associate, after any adjustments necessary to give effect to conform accounting policies, any other movement in the joint venture or associate’s reserves, and for impairment losses after the initial recognition date. The Company’s share of a joint venture or an associate’s losses that are in excess of its investment are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. The Company’s share of earnings and losses of joint ventures and associates are recognized in net earnings during the period. Dividends and repayment of capital received from a joint venture or an associate are accounted for as a reduction in the carrying amount of the Company’s investment. Unrealized gains and losses between the Company and its joint ventures and associates are recognized only to the extent of unrelated investors’ interests in the joint ventures and associates. Intercompany balances and interest expense and income arising on loans and borrowings between the Company and its joint ventures and associates are not eliminated.
If the investment ceases to be an associate or joint venture, the Company shall discontinue the use of the equity method from the date the Company loses significant influence. Any items previously recognized in other comprehensive income are reclassified to profit and loss on discontinuation of the equity method.
Mining interests, plant and equipment
a)Exploration and evaluation (“E&E”) assets
The Company’s principal exploration and evaluation mining interests are the Soto Norte and Toroparu Projects. Exploration and evaluation activities involve the search for minerals, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation expenditures are capitalized. Exploration and evaluation expenditures include costs which are directly attributable to:
•researching and analyzing existing exploration data;
•conducting geological studies, exploratory drilling and sampling;
•examining and testing extraction and treatment methods;
•completing pre-feasibility and feasibility studies; and
•costs incurred in acquiring mineral rights.
Where a project is determined to be technically feasible and commercially viable and a decision has been made to proceed with development with respect to a particular area of interest, the relevant exploration and evaluation asset is first tested for impairment and then the balance is reclassified as a development project in mining interests, plant and equipment.
b)Plant and equipment
Plant and equipment is recorded at cost less accumulated depreciation, amortization and impairment charges, if any. Cost includes expenditures that are directly attributable to the acquisition and are recorded as part of the development and construction of the asset. Costs to acquire mineral properties are capitalized and represent the property’s fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.
Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a replaced part is derecognized. All other repairs and maintenance costs are charged to the consolidated statements of income (loss) during the financial period in which they are incurred.
The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant components and depreciates each component separately. The residual values and useful lives of the assets are reviewed and adjusted, if appropriate, at the end of each reporting period.
Depletion of capitalized costs related to mineral properties will be charged to cost of sales on a unit-of-production basis based upon proven and probable reserves and estimated mineable mineral resources until the properties are abandoned, sold or considered to be impaired in value. Mineral properties are tested for impairment in accordance with the policy for impairment of non-financial assets as set out below. Land is not depreciated.

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Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
3.    Summary of Material Accounting Policy Information (cont.)
Depreciation of plant and equipment and other assets is calculated using the straight-line method to allocate their cost to their residual values over the shorter of the life of mine or their estimated useful lives, as follows:

Machinery and equipment	10 years
Transportation equipment	5 years
Office and other equipment	4 to 10 years
Buildings and improvements	20 years

Impairment
Non-financial assets
Assets that are subject to depreciation are reviewed for impairment, or reversal of impairment, as the case may be, whenever events or changes in circumstances indicate there is a change in the recoverability of the carrying amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal ("FVLCD") and value in use ("VIU"). For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows (cash-generating units (“CGU”)), which are typically individual mining projects. The estimates used for impairment reviews are based on detailed mine plans and operating budgets, modified as appropriate to meet the requirements of IAS 36, Impairment of Assets.
Value in use is determined based on discounted cash flow models taking into consideration estimates of the quantities of the reserves and mineral resources, future production levels, future gold and silver prices, and future cash costs of production, capital expenditure, shutdown, restoration and environmental clean-up, excluding future expansions or development projects. Assumptions used are specific to the Company and the discount rate applied in the value in use test is based on the Company’s estimated pre-tax weighted average cost of capital with appropriate adjustment for the risks associated with the relevant cash flows, to the extent that such risks are not reflected in the forecasted cash flows.
When evaluating fair value less costs of disposal, fair value is determined based on the amount that could be obtained in an arm’s length transaction and generally uses a discounted cash flow model based on the present value of estimated future cash flows, including future expansions or development projects. In a fair value less costs of disposal analysis the assumptions used are those that a market participant would be expected to apply.
An impairment charge is recognized in the consolidated statement of income (loss) for the amount by which the asset’s carrying amount exceeds its recoverable amount. Non-financial assets, other than goodwill, that were previously impaired are reviewed for possible reversal of the impairment at each reporting date when an event warrants such consideration. The reversal is limited to the carrying amount that would have been determined, net of any applicable depreciation, had no impairment charge been recognized in prior years.
E&E assets
An impairment review of exploration and evaluation assets is performed, either individually or at the CGU level, when there are indicators that the carrying amount of the assets may exceed their recoverable amounts. In identifying indicators of impairment, the Company considers the right to explore, intentions for further exploration, and results of the exploration to date.
To the extent that indicators of impairment are identified, an impairment charge is recognized in the consolidated statement of income (loss) for the amount by which the asset or CGU's carrying amount exceeds its recoverable amount.
Impairment and reversal of impairment of investments in associates
At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate or joint venture is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee’s operations. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its FVLCD and VIU. If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period in which the relevant circumstances are identified. If an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period in which the reversal occurs.

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Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
3.    Summary of Material Accounting Policy Information (cont.)
Borrowing costs
The Company does not capitalize borrowing costs related to exploration and evaluation assets. All borrowing costs related to exploration and evaluation assets are recognized as interest and accretion in the consolidated statement of income (loss) in the period in which they are incurred.
Once the Company has established that exploration and evaluation assets have reached technical feasibility and commercial viability, they are reclassified to development projects. Borrowing costs incurred that are attributable to qualifying assets under development will be capitalized and included in the carrying amounts during the development period until the assets are ready for their intended use. In the case of mining properties, the mining property is ready for its intended use when it commences commercial production. Capitalization will commence on the date that expenditures for the qualifying asset are incurred, borrowing costs are being incurred by the Company and activities that are necessary to prepare the qualifying asset for its intended use are being undertaken.
For funds obtained from general borrowing, the amount capitalized will be calculated using a weighted average of rates applicable to the borrowings during the period.
For funds borrowed specifically for the purpose of obtaining or developing a qualifying asset, the amount capitalized will represent the actual borrowing costs incurred on the specific borrowings less any investment income earned on the temporary investment of those borrowings. This applies to the financing arrangements with the Marmato Precious Metals Purchase Agreement ("PMPA") and Gold Notes.
Current and deferred income tax
The provision for income tax comprises current and deferred income tax. Income tax is recognized in the consolidated statement of income (loss), except to the extent that it relates to items recognized in other comprehensive income (loss) or directly in equity. In this case the tax is also recognized in other comprehensive income (loss) or directly in equity, respectively.
Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.
Deferred income tax is recognized using the asset and liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined on a non-discounted basis using tax rates (and laws) that have been enacted or substantively enacted by the consolidated statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.
Deferred revenue
Upfront cash deposits received for streaming arrangements are accounted for as contract liabilities (deferred revenue) in accordance with IFRS 15, Revenue from contracts with customers (“IFRS 15”). Deferred revenue consists of payments received by the Company in consideration for future commitments to deliver gold and silver produced at the Marmato Mine, Toroparu and Soto Norte Projects. As gold and silver deliveries are made, the Company recognizes a portion of the deferred revenue as revenue, calculated on a per unit basis using the total number of gold and silver ounces expected to be delivered over the life of the mine. The current portion of deferred revenue is based on deliveries anticipated over the next twelve months.
A financing charge on deferred revenue is recognized when the Company identifies a significant financing component related to its streaming arrangements, resulting from a difference in the timing of the up‐front consideration received and delivery of the gold and silver ounces. The interest rate is determined based on the rate implicit in each streaming arrangement at the date of initial recognition. Financing components that are attributable to qualifying assets under development is capitalized and included in the carrying amounts during the development period until the assets are ready for their intended use, in accordance with the Company’s borrowing costs policy.

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Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
3.    Summary of Material Accounting Policy Information (cont.)
The consideration received from payments for deliveries made under streaming arrangements is considered variable, subject to changes in the total estimated gold and silver ounces to be delivered and gold and silver prices. Changes to variable consideration are accounted for as a cumulative catch-up and are recorded in revenue in the consolidated statement of income (loss).
Provision for decommissioning
The provision for decommissioning arises from the development, construction and normal operation of mining property, plant and equipment as mining activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations.
The estimated present value of reclamation liabilities is recorded in the period in which the liabilities are incurred. A corresponding change to the carrying amount of the related asset is recorded and depreciated on a unit-of-production basis. The liability will be increased each period to reflect the interest element and will also be adjusted for changes in the discount rates and in the estimates of the amount, timing and cost of the work to be carried out.
Future remediation costs are determined based on management’s best estimate at the end of each period of the undiscounted cash costs expected to be incurred at each site. Changes in estimates are reflected by adjusting the provision for decommissioning and the related asset in the period during which an estimate is revised. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs they will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. The estimates are dependent on labour costs, known environmental impacts, the effectiveness of remedial and restoration measures, inflation rates and pre-tax interest rates that reflect current market assessment of time value of money. The Company also estimates the timing of the outlays, which is subject to change depending on continued exploration and newly discovered mineral reserves.
Actual costs incurred may differ from those estimated amounts. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation.
Post-retirement benefits – health plan obligations
In connection with the acquisition of the assets of the Segovia Operations, the Company agreed to fund the obligatory ongoing health premiums related to the participants of the previous owner’s pension plan. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are recorded in other comprehensive income. Changes in the present value of the obligation due to amendments or changes to the plan are recorded in profit or loss. Payments made in respect of these benefits are disclosed in operating cash flows.
Provisions for other liabilities and charges
Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.
Provisions are based on management’s best estimate of the expenditure required to settle the obligation and are generally measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as accretion expense.
Revenue recognition
Revenue from the sale of gold, silver and concentrates is recognized when control has been transferred to the customer, which is considered to occur when products have been delivered to the location specified by the customer and the risks of loss have been passed to the customer. Revenue is measured with reference to market prices, in accordance with the specific contract, between the Company and the customer.
Share-based payments
The Company has equity-settled and cash-settled share-based compensation plans under which it issues either equity instruments or makes cash payments based on the value of the underlying equity instrument of the Company. The Company’s share-based compensation plans are comprised of the following:
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Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
3.    Summary of Material Accounting Policy Information (cont.)
a)Stock option plan
The Company records equity-settled share-based payments under which the entity receives services from employees and consultants as consideration for stock options granted by the Company. For employees and others providing similar services, the total amount to be expensed is based on the fair value of the options granted. The fair value is determined using the Black-Scholes model on grant date. Measurement inputs include share price on measurement date, exercise price, expected volatility, expected life, expected dividends, expected forfeiture rate and the risk-free interest rate.
The compensation expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the entity revises its estimates of the number of options that are expected to vest. It recognizes the impact of the revision to original estimates, if any, in the consolidated statement of income (loss) with a corresponding adjustment to equity.
b)Deferred share units (“DSUs”)
DSUs are an equity-based instrument under the Company’s long-term incentive plan (“LTIP”) for its non-executive directors. Each DSU represents the right for a non-executive director to receive a cash payment (subject to withholdings) when they cease to be a director of the Company. The cash payment is equal to the product of (i) the vested number of DSUs held and (ii) the volume-weighted average market price of the Company’s common shares for the five business days preceding such date.
The DSUs represent a financial liability as they can only be settled in cash upon the departure of the directors. However, on January 26, 2026, the DSUs held by certain non-Canadian directors of the Company were amended that allowed them to partially redeem their DSUs over a three-year period. The remaining DSUs were not affected by the amendments and will continue to be settled in cash upon the departure of the director. As such, the DSUs granted and vested are initially recognized at their fair value as share-based compensation with a corresponding amount recorded in accounts payable and accrued liabilities on the statement of financial position. The DSU liability is subsequently remeasured to its fair value at each period end with the change in fair value during the period recognized as share-based compensation. Unvested DSUs are recognized as share-based compensation over the vesting period using the straight-line method.
c)Performance share units (“PSUs”)
PSUs are an equity-based instrument under the Company’s LTIP for employees. Each PSU represents the right for an employee to receive a cash payment (subject to withholding) when the PSUs have vested and PSU grants have a three-year vesting. PSUs are cash settled in accordance with their terms at the prevailing market price (the five-day volume weighted average price) of the shares immediately before the last day of the performance period of the shares.
For the 2024 grant, the performance factor is fixed at 100%. For the 2025 grant, vesting is contingent on performance at the end of the three-year performance period. The performance factor will be based on the cumulative three-year Total Shareholder Return compared to the S&P/TSX Global Gold Index. If performance is between threshold and maximum, vesting will be determined on a straight-line basis between 80% to 120%, depending on whether performance is more than 20% points above or below index.
The PSUs represent a financial liability as they can only be settled in cash once they have vested. As such, the PSU compensation expense is recognized at fair value over the vesting period with a corresponding amount recorded in other liabilities on the statement of financial position. The PSU liability is remeasured to its fair value using the closing share price at each period end with the change in fair value during the period recognized as share-based compensation.
New accounting standards issued but not effective
IFRS 18 – Presentation and Disclosure in Financial Statements
On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in the Financial Statements (“IFRS 18”) replacing IAS 1. IFRS 18 introduces categories and defined subtotals in the statement of profit or loss, disclosures on management-defined performance measures, and requirements to improve the aggregation and disaggregation of information in the financial statements. The adoption of IFRS 18 will not affect net income, but it will change how income and expenses are presented. Items of income and expenses in the statement of income will be classified into three new categories of operating, investing, and financing, with new subtotals presented. As a result of IFRS 18, amendments to IAS 7 Statement of Cash Flows were also issued to require that entities use the operating profit subtotal as the starting point for the indirect method of reporting cash flows from operating activities and also to remove presentation alternatives for interest and dividends paid and received. Similarly, amendments to IAS 33 Earnings per Share were issued to permit disclosure of additional earnings per share figures using any other component of the statement of profit or loss, provided the numerator is a total or subtotal defined under IFRS 18. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the standard on its financial statements.
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Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
4.    Significant Accounting Judgments, Estimates and Assumptions
Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
The preparation of financial statements in conformity with IFRS requires management to use judgment in applying its accounting policies and estimates and assumptions about future events that affect the amounts reported in the financial statements and related notes to the financial statements. Judgments and estimates are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to prior experience, but actual results may differ significantly from the amounts included in the financial statements.
a)Significant judgments in the application of accounting policies
Areas of judgment that have the most significant effect on the amounts recognized in the financial statements are as follows:
Exploration and evaluation assets
Management is required to apply judgment in determining whether technical feasibility and commercial viability can be demonstrated for mineral properties. The technical feasibility and commercial viability is based on management’s evaluation of the geological properties of a mineral deposit based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and economic assessment of whether the mineral deposit can be mined economically. Once technical feasibility and commercial viability of a mineral property can be demonstrated, exploration costs will be assessed for impairment and reclassified to development projects within mineral properties.
Determination of Control or Significant Influence in the Soto Norte Project
The Company obtained a 51% interest in the Soto Norte Project in June 2024. Judgment was required to determine whether the Company controls or has significant influence over the Soto Norte Project, which impacts the accounting treatment to consolidate or account for the investment using the equity method, respectively. The assessment required judgment related to factors including, but not limited to, the relevant activities of the Soto Norte Project, and the substantive rights of the shareholders to approve, amongst other things, operating policies, budgets, and financing plans. The Company determined that, based on its ability to direct the activities that most significantly affect the returns of the Soto Norte Project, it had obtained control over Soto Norte as of June 28, 2024.
Asset Acquisition - The Soto Norte Project
The assessment of whether an acquisition of assets and liabilities meets the definition of a business or whether it is an acquisition of assets requires judgment. In this assessment, management considers whether the acquired set of assets and activities consists of inputs and a substantive process and whether these inputs and substantive processes have the ability to contribute to the creation of outputs. Management concluded that the Soto Norte Project did not constitute a business and accounted for the acquisition as an asset acquisition (Note 6a).
Indicators of Impairment
The carrying amounts of property, plant and equipment, E&E assets, development assets and operating assets are assessed for any impairment indicators such as events or changes in circumstances which indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying amounts are in excess of their recoverable amount.
The Company considers both internal and external sources of information in assessing whether there are any indications that long-lived assets are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its long-lived assets. Internal sources of information the Company considers include the manner in which property, plant and equipment are being used or are expected to be used, and in respect of exploration assets, the right to explore in the specific area has or will expire in the future and is not expected to be renewed, substantive expenditures are neither budgeted or planned, exploration has not led to the discovery of commercially viable quantities of mineral resources or sufficient data exists that although development of a specific area is likely to proceed, the carrying amount of the assets is unlikely to be recovered.

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Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
4.    Significant Accounting Judgments, Estimates and Assumptions (cont.)
b)Significant accounting estimates and assumptions
The areas which require management to make significant estimates and assumptions in determining carrying values include:
Mineral reserves and resources
The Company’s mineral reserves and resources are estimated based on information compiled by the Company’s qualified persons. Mineral reserves and resources are used in the calculation of amortization and depletion, for the purpose of calculating any impairment charges, and for forecasting the timing of the payment of shutdown, restoration, and clean-up costs.
In assessing the life of a mine for accounting purposes, mineral reserves and resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating mineral reserves and resources, and assumptions that are valid at the time of estimation may change significantly when new information becomes available.
Mineral reserves and resource estimates may vary as a result of changes in the price of gold, production costs and with additional knowledge of the mineral deposits and mining conditions. Changes in the measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.
The mineral properties balance is amortized using the units-of-production method over the expected operating life of the mine based on estimated recoverable ounces of gold, which are the prime determinants of the life of a mine. Estimated recoverable ounces are based on proven and probable reserves and estimates mineable mineral resource balances. Changes in these estimates will result in changes to the amortization charges over the remaining life of the operation. A change in reserves and resources would change amortization expense, and this could have a material impact on the operating results.
Depreciation
Significant judgment is involved in the determination of useful lives and residual values for the computation of depreciation and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.
Impairment
Value in use is determined based on discounted cash flow models taking into consideration estimates of the quantities of the reserves and mineral resources, future production levels, future gold and silver prices, and future cash costs of production, capital expenditure, shutdown, restoration and environmental clean-up, excluding future expansions or development projects. Assumptions used are specific to the Company and the discount rate applied in the value in use test is based on the Company’s estimated pre-tax weighted average cost of capital with appropriate adjustment for the risks associated with the relevant cash flows, to the extent that such risks are not reflected in the forecasted cash flows.
When evaluating fair value less costs of disposal, fair value is determined based on the amount that could be obtained in an arm’s length transaction and generally uses a discounted cash flow model based on the present value of estimated future cash flows, including future expansions or development projects. In a fair value less costs of disposal analysis the assumptions used are those that a market participant would be expected to apply. Where a discounted cash flow model is not applicable in the valuation of the asset (for exploration projects), the fair value less cost of disposal is estimated using the market multiples approach based on comparable public companies and transactions in similar jurisdictions.
During the year ended December 31, 2025, the Company acquired an additional 49% interest in the Soto Norte Project, resulting in the Company increasing its ownership interest to 100%. As the consideration paid for the 49% minority interest implied a fair value of the Soto Norte Project that was lower than its carrying amount on a 100% basis, this represented an impairment indicator and an impairment test was performed. The recoverable amount was determined using the mineral resources of the Soto Norte Project and a market multiples approach based on comparable public companies that operate in similar jurisdictions and precedent transactions, with the long-term gold price used to index the market multiple. Management concluded that the recoverable amount exceeded the carrying value and no impairment was required.
Provision for decommissioning
The Company assesses its provision for decommissioning when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations.

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Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
4.    Significant Accounting Judgments, Estimates and Assumptions (cont.)
Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the decommissioning work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Future changes to environmental laws and regulations could also change the extent of reclamation and remediation work required to be performed by the Company. Changes in future costs could materially impact the amounts charged to operations for such obligations and to mineral properties. The provision represents management’s best estimate of the present value of the future decommissioning obligation.
Fair values of financial liabilities
The Gold Notes, Senior Notes embedded derivative, and warrants are recorded at FVTPL. Fair values of Gold Notes have been determined based on a valuation methodology that captures all the features in a set of partial differential equations that are then solved numerically to arrive at the value of these financial instruments. The fair value estimates are based on numerous assumptions including, but not limited to, commodity prices, time value, volatility factors, risk-free rates and credit spreads. The fair value estimates may differ from actual fair values and these differences may be significant and could have a material impact on the Company’s financial position and results of operations.
Fair values of listed warrants have been determined using quoted market prices in active markets of the underlying securities. Fair values of unlisted warrants have been determined using a liquidity discount from the Black-Scholes value of the listed warrants, which is consistent with the discount that the market has applied for trading prices in comparison to a Black-Scholes valuation of the listed warrants.
Fair values of the Senior Notes embedded derivative have been determined based on the Hull-White model based on numerous assumptions including, but not limited to, time value, volatility factors, risk-free rates and credit spreads.
Fair value of assets acquired and liabilities assumed of the Soto Norte Project
Determining the fair value of assets acquired and liabilities assumed in an asset acquisition requires management to make estimates and assumptions, giving consideration to both market and income-based valuation methodologies to determine the fair value of the exploration project to be recognized. In the case of an asset acquisition, the measurement of common shares and contingently issuable common shares paid as consideration for the acquisition is also determined with reference to the fair value of the net assets acquired and liabilities assumed.
Deferred revenue
Judgment was required in determining the accounting for the PMPA between Aris Mining Holdings Corp. ("Aris Holdings"), Aris Mining, Wheaton Precious Metals International Ltd. (“WPMI”), and Mubadala which has been reported as deferred revenue.
Streaming arrangements are accounted for as contract liabilities (deferred revenue) in accordance with IFRS 15. These contracts are not financial instruments because they will be satisfied through the delivery of non-financial items (i.e. delivery of gold and silver ounces), rather than cash or financial assets. Under the Marmato PMPA (Note 13a), Aris Holdings is required to satisfy the performance obligations through the delivery of gold and silver, and revenue will be recognized over the duration of the contract as Aris Holdings satisfies its obligation to deliver gold and silver ounces.
The deferred revenue will be recognized as revenue in profit or loss proportionally based on the metal ounces delivered in relation to the expected total metal ounces to be delivered over the life of the mine. Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Any changes in the estimates are accounted for as a cumulative catch-up in the year that the estimates above change.
Key inputs into the estimate of the amount of deferred revenue that should be recognized includes financing rate, commodities price curves, life of mine production, and timing of construction milestones.

Page | 21

Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
5. Segment Disclosures
Reportable segments are consistent with the geographic regions in which the Company’s projects are located. In determining the Company’s segment structure, the basis on which the chief operating decision maker reviews the financial and operational performance was considered and whether any of the Company’s mining operations share similar economic, operational and regulatory characteristics. The Company considers its Segovia and Marmato Mines in Colombia, its Toroparu Project in Guyana, its Soto Norte Project in Colombia and its corporate functions in Canada and other corporate entities as its reportable segments.

	Segovia	Marmato	Toroparu	Soto Norte	Corporate and Other	Total
	(Colombia)	(Colombia)	(Guyana)	(Colombia)	(Canada)
Year-ended December 31, 2025
Revenue	$830,919	$96,745	$—	$—	$—	$927,664
Cost of sales	(339,616)	(74,890)	—	—	—	(414,506)
Depreciation and depletion	(48,003)	(4,279)	—	—	(649)	(52,931)
Social contributions	(26,193)	(1,253)	—	—	—	(27,446)
Income from mining operations	417,107	16,323	—	—	(649)	432,781
Gain (loss) on financial instruments	—	—	—	—	(76,808)	(76,808)
Finance income	972	1,108	—	—	10,520	12,600
Finance costs	(2,198)	(753)	(9)	(933)	(36,798)	(40,691)
Income taxes	(122,872)	(4,644)	—	204	(413)	(127,725)
Segment net income (loss)(1)	222,561	(4,720)	(138)	(3,925)	(134,412)	79,366
Capital expenditures	82,915	133,513	11,549	16,772	—	244,749
Year-ended December 31, 2024
Revenue	$455,078	$55,526	$—	$—	$—	$510,604
Cost of sales	(254,879)	(59,880)	—	—	—	(314,759)
Depreciation and depletion	(30,501)	(3,037)	—	—	(612)	(34,150)
Social contributions	(12,766)	(1,667)	—	—	—	(14,433)
Income from mining operations	156,932	(9,058)	—	—	(612)	147,262
Gain (loss) on financial instruments	—	—	—	—	(16,167)	(16,167)
Finance income	766	1,292	—	—	4,836	6,894
Finance costs	(2,264)	(251)	(51)	(127)	(38,264)	(40,957)
Income taxes	(56,348)	83	—	(277)	503	(56,039)
Segment net income (loss)(1)	111,562	(5,518)	—	(4,102)	(78,651)	23,291
Capital expenditures	87,935	82,512	10,262	8,121	2,294	191,124
As at December 31, 2025
Non-current assets	$337,020	$563,455	$366,028	$607,774	$96,041	$1,970,318
Total assets	$456,051	$604,401	$367,130	$610,644	$468,754	$2,506,980
Total liabilities	$(191,802)	$(263,834)	$(84,938)	$5,474	$(525,820)	$(1,060,920)
As at December 31, 2024
Non-current assets	$262,750	$357,099	$354,497	$590,602	$78,773	$1,643,721
Total assets	$338,570	$436,730	$355,865	$592,104	$271,235	$1,994,504
Total liabilities	$(98,826)	$(179,178)	$(84,761)	$(11,416)	$(537,216)	$(911,397)
(1)Included in segment net income (loss) are total employee benefits costs of $67.4 million (2024 - $65.5 million).

Page | 22

Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
6a. Acquisition of Additional Interest in the Soto Norte Project
Prior to June 28, 2024, the Soto Norte Project was accounted for as an investment in associate under the equity method, as the Company had significant influence over the Soto Norte Project. Subsequent to the acquisition of the additional 31% interest in the Soto Norte Project, the Company obtained control and began consolidating the Soto Norte Project. As a result, the Company ceased equity accounting for its investment and its previously-held interest was reclassified to form part of the consideration paid for the acquisition.
The following table summarizes the change in the carrying amount of the Company’s investment in Soto Norte:

Amount
Investment in associate as of December 31, 2023	$108,527
Company’s share of the loss from the associate	(2,811)
Cash contributions to Soto Norte	2,647
Reclassification of investment	(108,363)
Investment in associate as of December 31, 2024	$—
Summarized financial information for the Soto Norte Project during the period in which the Company exercised significant influence, on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies, is as follows:

Year ended December 31, 2024
Project expenses	$(13,022)
Net loss and comprehensive loss of associate	$(14,054)
Company’s equity share of the net loss and comprehensive loss of associate – 20%	$(2,811)
On June 28, 2024, the Company acquired an additional 31% joint venture interest in the Soto Norte Project previously held by Mubadala, resulting in the Company increasing its ownership interest to 51% and obtaining control over the Soto Norte Project.
The consideration for this acquisition was comprised of:
•15,750,000 common shares issued to Mubadala, and
•6,000,000 common shares issuable to Mubadala upon the receipt of an environmental license for the Soto Norte Project.
The transaction has been accounted for as an asset acquisition, as it did not meet the criteria for a business combination under IFRS 3, Business Combinations. This classification reflects consideration of the concentration test and the early stage of exploration and evaluation of the Soto Norte Project, where significant inputs and processes that constitute a business have not yet been established. As a result, the consideration paid has been allocated to the acquired assets and assumed liabilities based on their relative fair value. Additionally, the Company has capitalized acquisition costs related to the transaction as part of the total consideration paid.
The total consideration paid was allocated based on the relative fair value of the assets and the liabilities acquired as shown below:

Consideration paid
15,750,000 common shares issued and 6,000,000 contingently issuable common shares of Aris Mining (Note 14b)	$180,920
Previously held interest in the Soto Norte Project	108,363
Acquisition costs and project funding ⁽¹⁾	6,085
Total consideration paid	$295,368
Fair value of assets acquired and liabilities assumed
Cash and cash equivalents	$5,251
Prepaid expenses and other receivables	213
Mining interests, plant and equipment (Note 9)	4,790
Exploration and evaluation assets (Note 9)	578,110
Accounts payable and accrued liabilities	(2,511)
Reclamation and rehabilitation provision (Note 12)	(1,690)
Deferred revenue (Note 6b)	(5,010)
Non-controlling interest	(283,785)
Assets acquired and liabilities assumed	$295,368
(1)Acquisition costs and project funding consist of legal and advisory fees associated with the transaction ($1.0 million) and funding advanced by the Company on behalf of Mubadala prior to the close of the transaction ($5.1 million).
Page | 23

Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
6a. Acquisition of Additional Interest in the Soto Norte Project (cont.)
The fair values of cash and cash equivalents, prepaid expenses and other receivables, and accounts payable and accrued liabilities (each of which is a Level 1 fair value measurement) was determined to approximate their carrying amounts. The Company retained an independent valuation specialist to assist with the determination of the fair value of the mining interests, plant and equipment, and exploration and evaluation assets acquired, with consideration given to both market and income-based valuation methodologies (a Level 3 fair value measurement). The Company estimated the fair value of the Soto Norte Project using a market multiples approach based on comparable public companies that operate in similar jurisdictions and precedent transactions. The fair value of the reclamation and rehabilitation provision was determined using the estimated inflated undiscounted costs to be incurred with respect to remediation of current disturbances and reclamation activities related to the existing infrastructure of the Soto Norte Project. The streaming obligation has been recognized at fair value using a discounted cash flow model using discount rates that reflect the risks inherent in the expected future cash flows at the acquisition date.
6b. Acquisition of 100% Interest in the Soto Norte Project
On December 12, 2025, the Company acquired the remaining 49% of the Soto Norte Project previously held by Mubadala, resulting in the Company having 100% ownership over the Soto Norte Project. In addition, the Company terminated the existing precious metals stream previously granted to Mubadala.
The consideration for this acquisition and termination of the precious metals stream was comprised of:
•$60.0 million in cash, of which $10.0 million was to settle the existing precious metals stream previously granted to Mubadala; and
•1,739,130 common shares issued to Mubadala, issued at a deemed price of $11.50 for total deemed consideration of $20.0 million. The value of the shares on closing (December 12, 2025) was $15.71 per share, with a total value of $27.3 million.
Prior to the termination of the precious metals stream, the liability was recorded at a carrying value of $5.0 million. As a result of the termination, the Company recorded a loss of $5.0 million.
The transaction resulted in a change in ownership interest while retaining control. The carrying amount of the non-controlling interest was derecognized through equity with no adjustment made to the carrying amount of the Soto Norte Project (Note 15).
7.    Inventories

	December 31, 2025	December 31, 2024
Finished goods	$6,063	$9,295
Metal in circuit	2,705	573
Ore stockpiles	1,617	2,563
Materials and supplies	45,847	33,248
Total	$56,232	$45,679
During the year-ended December 31, 2025, the total cost of inventories recognized in the consolidated statements of income (loss) amounted to $379.7 million (2024 - $295.9 million). As at December 31, 2025, materials and supplies are recorded net of an obsolescence provision of $5.5 million (December 31, 2024 - $3.8 million). Cost of sales includes an obsolescence provision at the Marmato mine for $0.4 million (2024 - $0.2 million) and Segovia mine for $1.2 million (2024 - $0.9 million).

Page | 24

Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
8.     Other Financial Assets

	December 31, 2025	December 31, 2024
McFarlane Lake Mining (a)	$6,580	$—
Denarius Metals (b)	21,435	12,624
Total	$28,015	$12,624
a) McFarlane Lake Mining Limited
On September 29, 2025, the Company sold the Juby Project to McFarlane Lake Mining Limited ("McFarlane") for total deemed consideration of $22.0 million, which was comprised of $13.2 million in cash and 82,023,746 common shares of McFarlane, issued at a deemed price of C$0.15. The value of the shares on September 29, 2025 was C$0.13 per share and the total consideration on closing was $20.8 million. The carrying amount of the Juby Project on the date of disposition was $23.9 million, resulting in a loss of $3.2 million. The McFarlane common shares are classified as FVTPL and revalued each period end.
On initial recognition, the shares were measured at their fair value of $7.7 million based on the quoted market price of McFarlane shares at the transaction date. During the twelve months ended December 31, 2025, the Company recognized a loss of $1.1 million in gain (loss) on financial instruments related to the change in fair value of the investment in the period (December 31, 2024 - $nil). The Company's investment in McFarlane is carried at $6.6 million as at December 31, 2025.
b) Denarius Metals
On October 31, 2023, the Company subscribed for C$5.0 million of Denarius Convertible Debentures ("Denarius Debenture"). The Denarius Debenture is due, in cash, on October 19, 2028 and may be converted into common shares of Denarius Metals ("Denarius") at a conversion price of C$0.45 per share. The Denarius Debenture pays interest monthly at a rate of 12.0% per annum and also pays quarterly in cash an amount equal to the Gold Premium (as defined below) multiplied by the principal amount of the Denarius Debenture. The Gold Premium is calculated as the percentage equal to (i) 25% of the amount, if any, by which the London P.M. Fix exceeds $1,800 per ounce (up to a maximum of $4,000 per ounce), divided by (ii) $1,800.
During the year ended December 31, 2024, Denarius delayed the commencement of the Gold Premium payment by one year and extended the maturity date of the debentures by one year to October 19, 2029. As consideration, the Company received a consent fee equal to two percent, which was satisfied through the issuance of additional debentures. As a result, the total aggregate principal amount of the Denarius Convertible Debenture as at December 31, 2024 was C$5.1 million.
During the year-ended December 31, 2025, Denarius amended the Convertible Debentures to allow it to issue common shares to satisfy the monthly interest payments from June 30, 2025 to May 31, 2026 (inclusive) and the Gold Premium payments payable on each of January 31, 2026 and April 30, 2026. As consideration, the Company received a consent fee equal to two percent of the principal amount of C$5.1 million, which was satisfied through the issuance of additional debentures. As a result, the total aggregate principal amount of the Denarius Convertible Debenture as at December 31, 2025 is C$5.2 million.
The Company also owns common shares and warrants in Denarius, together with the Convertible Debentures (collectively "investment in Denarius"). The Company’s investment in Denarius is carried at $21.4 million at December 31, 2025. During the twelve months ended December 31, 2025, the Company recognized a gain of $7.3 million in gain (loss) on financial instruments related to the change in fair value of the investment in the period (twelve months ended December 31, 2024 - a gain of $2.9 million).

	Common shares	Warrants	Convertible Debenture	Total
Other financial asset as at December 31, 2023	$3,996	$249	$5,511	$9,756
Change in fair value	895	(98)	2,071	2,868
Other financial asset as at December 31, 2024	$4,891	$151	$7,582	$12,624
Issuance of additional Denarius Debenture	—	—	102	102
Purchase of Denarius marketable securities	1,167	262	—	1,429
Change in fair value	1,713	8	5,559	7,280
Other financial asset as at December 31, 2025	$7,771	$421	$13,243	$21,435

Page | 25

Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
9.    Mining Interest, Plant & Equipment

	Plant and equipment	Right of Use assets	Construction in progress	Depletable mineral properties	Non-depletable development projects	Exploration projects ⁽¹⁾	Total
Cost
Balance at December 31, 2024	$177,194	$14,557	$67,294	$425,896	$287,446	$1,122,495	$2,094,882
Additions	9,487	3,281	32,296	63,138	111,800	24,747	244,749
Disposals	(1,938)	(1,784)	—	—	—	(23,887)	(27,609)
Transfers	30,603	—	(28,223)	19,941	(13,312)	(9,009)	—
Change in decommissioning (Note 12)	—	—	—	(6,681)	—	165	(6,516)
Capitalized interest and accretion	—	—	—	—	38,707	—	38,707
Exchange difference	25,867	1,936	11,146	89,075	34,665	2,955	165,644
Balance at December 31, 2025	$241,213	$17,990	$82,513	$591,369	$459,306	$1,117,466	$2,509,857
Accumulated Depreciation and Impairment Charges
Balance at December 31, 2024	$(83,512)	$(9,454)	$—	$(194,630)	$—	$(179,476)	$(467,072)
Depreciation and depletion	(16,702)	(2,721)	—	(34,661)	—	—	(54,084)
Disposals	1,065	1,780	—	—	—	—	2,845
Exchange difference	(16,244)	(1,467)		(35,208)	—	—	(52,919)
Balance at December 31, 2025	$(115,393)	$(11,862)	$—	$(264,499)	$—	$(179,476)	$(571,230)

Net book value at December 31, 2024	$93,682	$5,103	$67,294	$231,266	$287,446	$943,019	$1,627,810
Net book value at December 31, 2025	$125,820	$6,128	$82,513	$326,870	$459,306	$937,990	$1,938,627

	Plant and equipment	Right of Use assets	Construction in progress	Depletable mineral properties	Non-depletable development projects	Exploration projects	Total
Cost
Balance at December 31, 2023	$176,153	$13,261	$64,342	$427,287	$216,723	$521,200	$1,418,966
Additions	8,753	4,781	40,087	49,434	66,696	25,680	195,431
Acquisition of the Soto Norte Project (Note 6a)	4,790	—	—	—	—	578,110	582,900
Disposals	(1,652)	(2,321)	(334)	—	—	—	(4,307)
Transfers	8,780	362	(26,577)	17,435	—	—	—
Change in decommissioning (Note 12)	—	—	—	763	—	(517)	246
Capitalized interest	—	—	—	—	22,577	—	22,577
Exchange difference	(19,630)	(1,526)	(10,224)	(69,023)	(18,550)	(1,978)	(120,931)
Balance at December 31, 2024	$177,194	$14,557	$67,294	$425,896	$287,446	$1,122,495	$2,094,882
Accumulated Depreciation and Impairment Charges
Balance at December 31, 2023	$(82,931)	$(8,923)	$—	$(204,183)	$—	$(179,476)	$(475,513)
Depreciation and depletion	(13,752)	(2,761)	—	(18,291)	—	—	(34,804)
Disposals	590	1,094	—	—	—	—	1,684
Exchange difference	12,581	1,136	—	27,844	—	—	41,561
Balance at December 31, 2024	$(83,512)	$(9,454)	$—	$(194,630)	$—	$(179,476)	$(467,072)

Net book value at December 31, 2023	$93,222	$4,338	$64,342	$223,104	$216,723	$341,724	$943,453
Net book value at December 31, 2024	$93,682	$5,103	$67,294	$231,266	$287,446	$943,019	$1,627,810
(1)On September 29, 2025, the Company completed the sale of the Juby Project to McFarlane Lake Mining Limited ("McFarlane"). The carrying value of the Juby Project on the date of disposition was $23.9 million (Note 8a).

Page | 26

Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
9.    Mining Interest, Plant & Equipment (cont.)
The capitalized interest is broken down as follows:

	December 31, 2025	December 31, 2024
Capitalized Interest - Gold Notes (Note 11c)	$25,590	$13,863
Capitalized Interest - Deferred Revenue (Note 13a)	13,751	8,738
Capitalized Interest - Other	(634)	(24)
Total	$38,707	$22,577
10.    Accounts Payable and Accrued Liabilities

	December 31, 2025	December 31, 2024
Trade payables related to operating, general and administrative expenses	$102,636	$53,901
Trade payables related to capital expenditures	11,873	15,796
Other provisions	11,320	3,338
DSU and PSU liability (Note 14e,f)	28,904	3,214
Total	$154,733	$76,249
11.     Long-term Debt

	December 31, 2025	December 31, 2024
2026 Senior Notes (a)	$—	$—
2029 Senior Notes (b)	443,265	449,289
Gold Notes (c)	76,197	66,945
Convertible debentures (d)	—	—
Total	519,462	516,234
Less: current portion	(53,684)	(22,132)
Non-current portion	$465,778	$494,102
a)Senior Unsecured Notes due 2026 (“2026 Senior Notes”)
On August 9, 2021, the Company issued $300 million principal value of Senior Notes for net cash proceeds of $286.0 million after discount and transaction costs. The Senior Notes were denominated in U.S. dollars and bore interest at the rate of 6.875% per annum. Interest was payable in arrears in equal semi-annual installments on February 9 and August 9 of each year.
The Company’s subsidiaries which directly own the Segovia Operations and the Toroparu Project provided unsecured guarantees for the Senior Notes 2026.
The Senior Notes 2026 included prepayment options that allowed the Company to redeem the notes prior to maturity at different premiums. The discount and transaction costs incurred on issuance of the Senior Notes 2026 totaling $14.0 million have been offset against the carrying amount of the Senior Notes and are being amortized to net income using the effective interest method, resulting in an effective interest rate of 7.9%, including the 6.9% coupon.
On October 31, 2024, the Company used the proceeds from the offering of $450 million of 8.0% Senior Notes due 2029 ("Senior Notes 2029") to redeem the Senior Notes 2026. As a result, the Company recorded a loss on redemption of $11.5 million, which included a make-whole premium of $5.2 million and the remaining unamortized transaction costs from the Senior Notes 2026 of $6.3 million.

Amount
Carrying value of the debt as at December 31, 2023	$300,608
Interest expense accrued	18,276
Interest expense paid	(26,411)
Accretion of discount (Note 20)	2,010
Loss on settlement	11,463
Redemption of debt	(305,946)
As at December 31, 2024	$—
Page | 27

Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
11.     Long-term Debt (cont.)
b)Senior Unsecured Notes due 2029 (“2029 Senior Notes”)
On October 31, 2024, the Company issued $450 million principal value of Senior Notes 2029 for net cash proceeds of $441.3 million after transaction costs that mature on October 31, 2029. The Senior Notes are denominated in U.S. dollars and bear interest at a rate of 8.0% per annum. Interest is payable in arrears in equal semi-annual installments on October 31 and April 30 of each year.
Prior to October 31, 2026, the Company may redeem some or all of the Senior Notes 2029 at a price equal to 100.0% of the principal amount of the notes plus a "make-whole" premium of 50 basis points over the treasury yield, plus accrued and unpaid interest.
In addition, prior to October 31, 2026, the Company may, on any one or more occasions, redeem up to 40% of the original aggregate principal amount of the Senior Notes 2029 with the net cash proceeds of one or more equity offerings at a redemption price (expressed as a percentage of the principal amount of the Senior Notes 2029) equal to 108.0% of the aggregate principal amount thereof, plus accrued and unpaid interest.
On or after October 31, 2026, the Company may redeem the notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Senior Notes 2029) and accrued and unpaid interest on the Senior Notes 2029 up to the redemption date. The redemption price for the Senior Notes during the 12-month period beginning on October 31 of each of the following years is: 2026: 104.0%, 2027: 102.0%, 2028 and thereafter: 100.0%.
The prepayment options are options that represent an embedded derivative asset to the Company and are presented as an offset to the Senior Notes 2029 on the consolidated balance sheet as a financial asset at FVTPL. The embedded derivative is recognized at fair value with changes in the fair value recognized in the Company's statement of earnings. The debt component was initially recognized at $446.6 million, which represents the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative and transaction costs. Subsequently, the debt component is recognized at amortized cost using the effective interest rate method.
The transaction costs incurred on issuance of the Senior Notes 2029 totaling $8.7 million have been offset against the carrying amount of the notes and are being amortized to net income using the effective interest rate method, resulting in an effective interest rate of 8.476%.

Amount
Principal amount of Senior Notes issued on October 31, 2024	$450,000
Initial transaction costs	(8,706)
Value allocated to prepayment option	5,335
Carrying value of the debt on issue date	$446,629
Interest expense accrued	6,000
Accretion (Note 20)	235
Carrying value of debt as at December 31, 2024	$452,864
Interest expense accrued	36,000
Interest expense paid	(36,000)
Accretion (Note 20)	1,481
Carrying value of debt as at December 31, 2025	$454,345

Embedded derivative asset
Value allocated to prepayment option at the issue date	$5,335
Change in FVTPL (Note 21)	(1,760)
Carrying value of embedded derivative asset as at December 31, 2024	$3,575
Change in FVTPL (Note 21)	7,505
Carrying value of embedded derivative asset as at December 31, 2025	$11,080

Total carrying value of the Senior Notes 2029 as at December 31, 2025	443,265
Less: Current portion, represented by accrued interest	(6,000)
Non-current portion as at December 31, 2025	$437,265

Page | 28

Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
11.     Long-term Debt (cont.)
c)Gold Notes
The principal value of the Gold Notes as at December 31, 2025 was $27.7 million. The fair value of the Gold Notes was calculated using valuation pricing models as at December 31, 2025. Significant inputs used in the valuation model include a credit spread, risk free rates, gold prices, implied volatility of gold prices and recent trading history.

	Number of Gold Notes	Amount
Balance of Gold Notes as at December 31, 2023	58,617,464	$63,310
Principal repayments ⁽¹⁾	(14,777,512)	(14,778)
Change in fair value through profit and loss (Note 21)	—	20,275
Change in fair value through other comprehensive income due to changes in credit risk	—	(1,862)
Balance of Gold Notes as at December 31, 2024	43,839,952	$66,945
Principal repayments ⁽¹⁾	(16,132,117)	(16,132)
Change in fair value through profit and loss (Note 21)	—	24,093
Change in fair value through other comprehensive income due to changes in credit risk	—	1,291
Balance of Gold Notes as at December 31, 2025	27,707,835	76,197
Less: current portion	(16,255,263)	(47,684)
Non-current portion as at December 31, 2025	11,452,572	$28,513
(1)During the year ended December 31, 2025, the Company also paid $25.6 million in interest and premium payments (December 31, 2024 - $13.9 million).
The key terms of the Gold Notes include:
•The Gold Notes are denominated in units of $1.00.
•The Gold Notes are non-callable, are secured over all assets of Aris Holdings, will be repaid over a seven-year term, and mature on August 26, 2027.
•The Gold Notes represent senior secured obligations of Aris Holdings, ranking pari passu with all present and future senior indebtedness, including the Wheaton stream financing (Note 13), and senior to all present and future subordinated indebtedness of Aris Holdings.
•The Gold Notes bear cash interest at a rate of 7.5% per annum, payable monthly.
•An amount of physical gold will be set aside monthly by Aris Holdings in an escrow account (the “Gold Escrow Account”) to be used to fund the principal payments (the “Amortizing Payments”). Amortizing Payments are based on a prescribed number of ounces of gold and a $1,400 per ounce floor price.
•To fund the quarterly Amortizing Payments, within five business days after the 15th day of each of February, May, August and November (the “Measurement Dates”), the gold accumulated in the Gold Escrow Account will be sold and the proceeds will be paid to holders on the following basis:
•If the afternoon per ounce London Bullion Market Association Gold Price (the “London PM Fix”) on the Measurement Dates is above the $1,400 per ounce floor price, Aris Holdings will make a total cash payment to the holders of the Gold Notes equal to that number of gold ounces sold multiplied by the London PM Fix.
•The Gold Premium will be the portion of the gold sale proceeds attributed to the excess of the London PM Fix over the $1,400 per ounce floor price and will not reduce the principal amount of the Gold Notes outstanding.
•If the London PM Fix is at or below the $1,400 per ounce floor price, Aris Holdings will make a cash payment to the holders of the Gold Notes equal to the applicable Amortizing Payment. Any shortfall in the proceeds from the sale of the gold ounces below $1,400 per ounce will be paid by Aris Holdings.
•Aris Holdings will use commercially reasonable efforts to hedge the $1,400 per ounce floor price for the Amortizing Payments on a rolling four-quarters basis.
•The Gold Notes trade on the Cboe Canada Exchange under the symbol “AMNG.NT.U”
Scheduled Amortizing Payments of the Gold Notes at $1,400 per ounce are as follows:

	2026	2027	Total
Gold ounces	11,611	8,180	19,791
Principal repayments	$16,255	$11,453	$27,708

Page | 29

Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
11.     Long-term Debt (cont.)
As part of the Gold Notes Indenture, the Company is required to hold in escrow gold ounces to satisfy the principal repayments. As at December 31, 2025, there were 968 ounces (December 31, 2024 - 880 ounces) of gold held in gold in trust with a carrying value of $1.9 million (December 31, 2024 - $1.7 million) to satisfy future principal payments under the terms of the Gold Notes.
d)Convertible Debentures
The convertible debentures matured on April 5, 2024. Of the C$18.0 million total, C$16.2 million in principal value was converted into 3,410,526 common shares, while the remaining C$1.8 million was paid in cash.

	Number of Debentures	Amount
As at December 31, 2023	18,000	$13,913
Change in fair value through profit and loss (Note 21)	—	(565)
Change in FVOCI due to changes in credit risk	—	(103)
Conversion of convertible debenture	(16,200)	(11,920)
Repayment of convertible debenture	(1,800)	(1,325)
As at December 31, 2024	—	$—
Prior to their maturity, the convertible debentures were a financial liability and were designated as FVTPL. The fair value of the convertible debentures was determined using the binomial pricing model and Level 2 fair value inputs that capture all the features of the convertible debentures, share price volatility of 42.28%, risk free interest rate of 5.10%, dividend yield of 0%, and credit spread of 12.19%.
12.    Provisions
A summary of changes to the provisions is as follows:

	Reclamation and rehabilitation ⁽ᵃ⁾	Environmental fees ⁽ᵇ⁾	Health plan obligations ⁽ᶜ⁾	Other ⁽ᵈ⁾	Total
As at December 31, 2023	$15,984	$5,480	$11,864	$—	$33,328
Recognized in period (Note 6a)	1,690	—	—	—	1,690
Change in assumptions	226	61	204	—	491
Settlement of provisions	(599)	(44)	(702)	—	(1,345)
Accretion expense (Note 20)	957	43	1,171	—	2,171
Exchange difference	(2,106)	(744)	(1,684)	—	(4,534)
As at December 31, 2024	$16,152	$4,796	$10,853	$—	$31,801
Change in assumptions	(6,495)	(11)	716	2,258	(3,532)
Settlement of provisions	(120)	(38)	(734)	(239)	(1,131)
Accretion expense (Note 20)	1,045	—	1,029	—	2,074
Exchange difference	2,405	886	1,924	383	5,598
As at December 31, 2025	$12,987	$5,633	$13,788	$2,402	$34,810
Less: current portion	(671)	(5,311)	(767)	(859)	(7,608)
Non-current portion	$12,316	$322	$13,021	$1,543	$27,202

Page | 30

Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
12.    Provisions (cont.)
a)Reclamation and rehabilitation provision
As of December 31, 2025 and 2024, the Company estimated the inflated discounted and undiscounted costs to be incurred with respect to future mine closure and reclamation activities related to the existing mining operation as follows:

	December 31, 2025		December 31, 2024		December 31, 2025		December 31, 2024
	Discounted		Discounted		Undiscounted		Undiscounted
	USD	COP	USD	COP	USD	COP	USD	COP
	(expressed in millions)	(expressed in millions)	(expressed in millions)	(expressed in millions)	(expressed in millions)	(expressed in millions)	(expressed in millions)	(expressed in millions)
Marmato	$3.7	13,873	$3.3	14,558	$32.8	123,195	$10.4	45,700
Segovia	7.7	29,073	11.6	51,149	16.0	60,067	20.0	88,300
Soto Norte	1.6	5,859	1.3	5,742	10.4	38,917	9.1	40,100
The following table summarizes the assumptions used to determine the decommissioning provision:

	Expected date of expenditures	Inflation rate	Pre-tax risk-free rate
Marmato Mine	2043-2049	2.80%	12.90%
Segovia Operations	2026-2037	3.15%	12.91%
Soto Norte	2026-2068	3.11%	12.27%
b)Environmental fees
The Company’s mining and exploration activities at Segovia are subject to Colombian laws and regulations governing the protection of the environment. Colombian regulations provide for fees applicable to entities discharging effluents to river basins. The local environmental authority in Segovia has issued two resolutions assessing COP 35.8 billion ($9.5 million), which the Company is disputing. The Company has a provision related to the present value of its best estimate of the potential liability for these fees:

	December 31, 2025		December 31, 2024
	USD	COP	USD	COP
	(expressed in millions)	(expressed in millions)	(expressed in millions)	(expressed in millions)
Environmental fees potential liability	$5.6	21,150	$4.8	21,100
c)Health plan obligations
The health plan obligation of COP 51.8 billion ($13.8 million) is based on an actuarial report prepared as at December 31, 2025 with an inflation rate of 5.0% and a discount rate of 9.2%. The Company is currently paying approximately COP 0.2 billion (approximately $0.1 million) monthly to fund the obligatory health plan contributions. At December 31, 2025, non-current cash in trust includes approximately $0.9 million deposited in a restricted cash account as security against this obligation (December 31, 2024 - $2.5 million).
d)Claims
In the ordinary course of business, the Company is involved in and potentially subject to various legal and tax actions and proceedings. The Company records provisions for such claims when considered material and an outflow of resources is considered probable.
13.    Deferred Revenue

	December 31, 2025	December 31, 2024
Marmato (a)	$116,813	$109,369
Toroparu (b)	84,000	84,000
Soto Norte (6b)	—	5,010
Total	$200,813	$198,379
Less: current portion	(8,587)	(4,354)
Non-current portion	$192,226	$194,025

Page | 31

Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
13.    Deferred Revenue (cont.)
a)Marmato
As part of the acquisition of Aris Holdings on September 26, 2022, the Company acquired the deferred revenue obligation associated with Aris Holdings' Precious Metals Purchase Agreement (the “Marmato PMPA”) with WPMI. Under the arrangement, WPMI will provide aggregate funding amount to $175.0 million, of which $93.0 million had been received, with the balance ($82.0 million) receivable during the construction and development of the Marmato Bulk Mining Zone.
Subsequent to December 31, 2025, the Company received the $40.0 million installment deposit under its precious metals stream financing following achievement of the 50% completion milestone. The remaining $42.0 million installment deposit is payable upon achievement of the 75% completion milestone.
Pursuant to the terms of the Marmato PMPA, WPMI will purchase 10.5% of gold produced from the Marmato Mine until 310,000 ounces of gold have been delivered, after which the purchased volume reduces to 5.25% of gold produced. WPMI will also purchase 100% of silver produced from the Marmato Mine until 2.15 million ounces of silver have been delivered, after which the purchased volume reduces to 50% of silver produced. WPMI will make payments upon delivery equal to 18% of the spot gold and silver prices until the uncredited portion of the upfront payment is reduced to zero, and 22% of the spot gold and silver prices thereafter.
The Company and its subsidiaries have provided security in favour of WPMI in respect of their obligations under the Marmato PMPA, including a first ranking general security agreement over substantially all properties and assets of Aris Mining Holdings and its subsidiaries, security over the mining rights comprising the Marmato Mine, and a first ranking share pledge over the shares of each of the subsidiaries of Aris Mining Holdings. The contract will be settled by Marmato delivering precious metal credits to WPMI. The Company recognizes amounts in revenue as gold and silver are delivered under the Marmato PMPA. Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue.
Accretion is capitalized to the Marmato Bulk Mining Zone (Note 9). The following are the key inputs for the Marmato PMPA contract as of December 31, 2025:

Key inputs in the estimate	December 31, 2025	December 31, 2024
Financing rate	12.50%	12.50%
Gold price	$3,137 - $4,069	$2,148 - $2,576
Silver price	$34.59 - $49.31	$27.29 - $31.41
Remaining construction milestone timelines	2026	2025
Life of Mine	2040	2042
A summary of changes to the deferred revenue balance is as follows:

Total
As at December 31, 2023	$64,546
Receipt of deposit from WPMI	40,016
Recognition of revenue on ounces delivered	(3,709)
Cumulative catch-up adjustment	(222)
Accretion (Note 9)	8,738
As at December 31, 2024	$109,369
Recognition of revenue on ounces delivered	(4,370)
Cumulative catch-up adjustment	(1,937)
Accretion (Note 9)	13,751
As at December 31, 2025	$116,813
Less: current portion	(8,587)
Non-current portion as at December 31, 2025	$108,226

Page | 32

Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
13.    Deferred Revenue (cont.)
b)Toroparu
The Company is also party to a Precious Metals Purchase Agreement (“Toroparu PMPA”) with WPMI. Under the terms of the Toroparu PMPA, WPMI will purchase 10% of the gold and 50% of the silver production in exchange for up-front cash deposits totaling $153.5 million.
As of December 31, 2025, the Company has received total deposits of $15.5 million (December 31, 2024 - $15.5 million), as per the terms of the Toroparu PMPA the receipt of the remaining $138.0 million is subject to WPMI’s election to proceed and is expected to be received during construction of the Toroparu Project once all necessary mining licenses have been obtained and conditions pertaining to final feasibility, the availability of project capital finance, the granting of security to WPMI and other customary conditions are satisfied.
WPMI may elect (a) not to pay the balance of the deposit and to reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to 0%, or (b) not to proceed with the streaming transaction and to convert the portion of the deposit already paid less $2.0 million into debt of the Company that will become due and payable in whole or in part upon the occurrence of certain events including, but not limited to, a “change of control” of the Company or the Company obtaining certain levels of debt or equity financing. If WPMI elects to reduce the streams, the Company may return the amount of the deposit already advanced less $2.0 million to WPMI and terminate the agreement. In the event the Company does not deliver sufficient gold and silver to repay the total balance of the deposit, the Company will be required to pay any remaining balance in cash.
In addition to the up-front cash deposits mentioned above, WPMI will make ongoing payments to the Company once Toroparu is in operation as follows:
•Gold - the lesser of the market price and $400 per payable ounce of gold delivered over the life of the Toroparu Project, subject to a 1% annual increase starting after the fourth year of production.
•Silver - the lesser of the market price and $3.90 per payable ounce of silver delivered over the life of the Toroparu Project, subject to a 1% annual increase starting after the fourth year of production.
14.    Share Capital
a)Authorized
Unlimited number of common shares with no par value.
b)Issued and fully paid
As at December 31, 2025, the Company had 205,532,283 common shares issued and outstanding (December 31, 2024 – 171,034,256 common shares). During the year ended December 31, 2025, the Company issued a total of 4,073,763 common shares for the exercise of stock options (December 31, 2024 – 2,779,903 common shares), 28,685,134 common shares for the exercise of warrants (December 31, 2024 - 11,524,237 common shares), and 1,739,130 common shares for the acquisition of the remaining 49% of the Soto Norte Project (Note 6b).
As described in Note 6a, on June 24, 2024, the Company issued 15,750,000 common shares to Mubadala and will issue 6,000,000 common shares upon the receipt of an environmental license for the Soto Norte Project. The Company determined the fair value of the issued and contingently issuable shares to be $180.9 million and used the relative fair value method to allocate such amount between the common shares and the contingently issuable shares. The fair value of the contingently issuable shares, which are recognized in contributed surplus, was determined using a Black-Scholes model and applying an estimated probability of issuance. The value ascribed to the 15,750,000 common shares was $152.0 million and the ascribed value to the 6,000,000 contingently issuable common shares was $28.9 million.

Page | 33

Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
14.    Share Capital (cont.)
c)Share Purchase Warrants – liability classified
The following table summarizes the change in the number of issued and outstanding share purchase warrants and the associated warrant liabilities during the period ended December 31, 2025:

	Units	Amount
ARIS.WT.B Listed Warrants – exercise price C$2.21, exercisable until Apr 30, 2024
As at December 31, 2023	9,301,152	$15,072
Exercised	(8,546,249)	(15,200)
Fair value adjustment (Note 21)	—	128
Expired	(754,903)	—
Balance at December 31, 2024	—	$—
Aris Unlisted Warrants (¹) – exercise price C$6.00, exercisable until Dec 19, 2024
Balance at December 31, 2023	1,650,000	553
Exercised	(203,750)	(87)
Fair value adjustment (Note 21)	—	209
Expired	(1,446,250)	(675)
Balance at December 31, 2024	—	$—
ARIS.WT.A Listed Warrants (¹) – exercise price C$5.50, exercisable until Jul 29, 2025
Balance at December 31, 2023	29,059,377	10,981
Exercised	(2,700)	(2)
Fair value adjustment (Note 21)	—	(2,093)
Balance at December 31, 2024	29,056,677	$8,886
Exercised	(28,685,134)	(75,405)
Expired	(371,543)	(1,242)
Fair value adjustment (Note 21)	—	67,761
Balance at December 31, 2025	—	$—

Total share purchase warrant liability at December 31, 2024	29,056,677	$8,886
Total share purchase warrant liability at December 31, 2025	—	$—
(1)Number of replacement ARIS.WT.A Listed Warrants and exercise price have been adjusted by the share Exchange Ratio of 0.5.
d)Stock option plan

The Company has a rolling Stock Option Plan (the “Option Plan”) in compliance with the TSX policies for granting stock options. Under the Option Plan, the maximum number of common shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares and, to any one option holder, may not exceed 5% of the issued common shares on a yearly basis. The exercise price of each stock option will not be less than the market price of the Company’s stock at the date of grant. Each stock option vesting period and expiry is determined on a grant-by-grant basis. A summary of the change in the stock options outstanding during the periods ended December 31, 2025 and December 31, 2024 is as follows:

	Options outstanding	Weighted average exercise price (C$)
Balance at December 31, 2023	7,281,120	$4.57
Options granted	2,875,700	4.22
Exercised (1)	(2,779,903)	4.03
Expired or cancelled	(821,318)	5.39
Balance at December 31, 2024	6,555,599	$4.55
Options granted	2,593,426	5.72
Exercised (1)	(4,073,763)	4.60
Expired or cancelled	(289,354)	4.45
Balance at December 31, 2025	4,785,908	$5.14
(1)The weighted average share price at the date stock options were exercised was C$11.32 for the period ended December 31, 2025 and C$5.47 for the period ended December 31, 2024.
Page | 34

Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
14.    Share Capital (cont.)
A summary of the inputs used in the determination of the fair values of the stock options granted in the periods ended December 31, 2025 and December 31, 2024, using the Black-Scholes option pricing model, is as follows:

	31-Jan-2024	1-Jul-2024	14-Nov-2024	21-Jan-2025	17-Mar-2025	1-Apr-2025	7-Jul-2025
Total options issued	2,525,561	343,443	6,696	2,232,563	114,290	20,722	225,851
Market price of shares at grant date	C$4.09	C$5.17	C$5.59	C$5.30	C$6.34	C$6.65	C$9.47
Exercise price	C$4.09	C$5.17	C$5.59	C$5.30	C$6.34	C$6.65	C$9.47
Dividends expected	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Expected volatility	44.42%	45.75%	47.36%	47.53%	47.82%	47.53%	47.74%
Risk-free interest rate	3.82%	3.83%	3.14%	2.91%	2.57%	2.47%	2.69%
Expected life of options	3.0 years	3.0 years	3.0 years	3.0 years	3.0 years	3.0 years	3.0 years
Vesting terms	2 years (1)	2 years (1)	2 years (1)	2 years (1)	2 years (1)	2 years (1)	2 years (1)
(1)50% of the options vest one year after issue date, the remaining 50% vest two years after issue date.
The table below summarizes information about the stock options outstanding and the common shares issuable as at December 31, 2025:

Expiry date	Outstanding	Vested stock options	Remaining contractual life in years	Exercise price (C$/share)
12-Jan-26	36,530	36,530	0.03	4.03
01-Apr-26	230,000	230,000	0.25	6.04
02-Oct-26	60,152	60,152	0.75	3.09
26-Jan-27	28,500	28,500	1.07	5.45
31-Jan-27	1,627,254	534,499	1.09	4.09
01-Apr-27	267,000	267,000	1.25	5.84
01-Jul-27	90,912	—	1.50	5.17
14-Nov-27	6,696	3,348	1.87	5.59
21-Jan-28	2,078,001	—	2.06	5.30
17-Mar-28	114,290	—	2.21	6.34
01-Apr-28	20,722	—	2.25	6.65
07-Jul-28	225,851	—	2.52	9.47
Balance at December 31, 2025	4,785,908	1,160,029	1.57	$5.14
e)DSUs
The DSU liability at December 31, 2025 was determined based on the Company’s quoted closing share price on the TSX, a Level 1 fair value input, of C$22.51 ($16.44) (December 31, 2024 - C$4.92 ($3.42)) per share. A summary of changes to the DSU liability, included in accounts payable and accrued liabilities, during the period ended December 31, 2025 and the year ended December 31, 2024 is as follows:

	Units	Amount	Weighted Average Fair Value (C$)
Balance at December 31, 2023	575,041	$1,903	$4.37
Granted and vested during the period	167,571	631	5.18
Paid	(259,691)	(956)	4.99
Change in fair value	—	114
Balance at December 31, 2024	482,921	$1,692	$5.04
Granted and vested during the period	99,137	753	7.75
Change in fair value	—	7,004
Balance at December 31, 2025	582,058	$9,449	$16.23

Page | 35

Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
14.    Share Capital (cont.)
f)PSUs
A summary of changes to the PSU liability during the period ended December 31, 2025 and the year ended December 31, 2024 is as follows:

	Units	Amount
Balance at December 31, 2023	1,472,719	$2,804
Granted and vested in the period	1,035,489	1,861
Expired/cancelled	(190,888)	—
Paid	(489,098)	(1,289)
Change in fair value	—	374
Balance at December 31, 2024	1,828,222	$3,750
Granted and vested in the period	867,178	2,925
Expired/cancelled	(64,620)	—
Paid	(363,523)	(2,221)
Change in fair value	—	28,139
Balance at December 31, 2025	2,267,257	$32,593
Less: current portion recorded as accounts payable		(19,454)
Non-current portion recorded in other long-term liabilities as at December 31, 2025		$13,139
During the period ended December 31, 2025, 867,178 PSUs were granted for a weighted average fair value of C$5.68 (December 31, 2024 - C$4.00).
g)Share-based compensation expense

	Year-ended December 31,
	2025	2024
Stock-option expense	$3,258	$2,285
DSU expense	7,758	745
PSU expense	31,064	2,235
Total	$42,080	$5,265
h)Earnings (loss) per share

	Year-ended December 31, 2025			Year-ended December 31, 2024
	Weighted average shares outstanding	Net earnings (loss) attributable to owners	Net earnings (loss) per share	Weighted average shares outstanding	Net earnings (loss) attributable to owners	Net earnings (loss) per share
Basic EPS	188,584,731	$78,345	$0.42	157,727,394	$24,582	$0.16
Effect of dilutive stock-options	2,702,327	—		487,022	—
Effect of dilutive warrants	—	—		476,863	(2,093)
Diluted EPS	191,287,058	$78,345	$0.41	158,691,279	$22,489	$0.14
Diluted earnings per share amounts are calculated by adjusting the basic earnings per share to take into account the after-tax effect of interest and other finance costs associated with dilutive convertible debentures as if they were converted at the beginning of the period, and the effects of potentially dilutive stock options and share purchase warrants calculated using the treasury stock method. When the impact of potentially dilutive securities increases the earnings per share or decreases the loss per share, they are excluded for purposes of the calculation of diluted earnings per share.
The following table lists the number of warrants, stock options and convertible debenture which were excluded from the computation of diluted earnings per share. Instruments were excluded because either the exercise prices exceeded the average market value of the common shares or the impact of including the in the money securities were anti-dilutive to EPS.

Page | 36

Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
14.    Share Capital (cont.)

	Year-ended December 31,
	2025	2024
Stock options	—	1,477,000
Warrants	—	—
15.    Non-Controlling Interest
On June 28, 2024, the Company acquired an additional 31% interest in the Soto Norte Project from Mubadala, resulting in the Company increasing its ownership interest in the Soto Norte Project to 51% and obtaining control over the Soto Norte Project (Note 6a). The remaining 49% interest in the Soto Norte Project not held by the Company was presented as non-controlling interest until the Company acquired the remaining 49% on December 12, 2025, resulting in 100% ownership and the derecognition of the non-controlling interest (Note 6b).
The following table summarizes the financial information for the Soto Norte Project shown on a 100% basis, except where stated:

December 31, 2024
Current assets	$1,502
Non-current assets	590,602
Total assets	$592,104
Current liabilities	$4,947
Non-current liabilities	6,471
Total liabilities	$11,418

Net assets	$580,686
Non-controlling interest percentage	49%
Non-controlling interest	$284,536
Net income (loss) attributable to NCI during the period which Mubadala had their 49% interest is as follows:

	Year-ended December 31,
	2025	2024
Foreign exchange gain (loss)	$2,240	$—
Project expenses	(157)	(2,634)
Total net income (loss)	2,083	(2,634)

Non-controlling interest percentage	49%	49%
Net Income (loss) attributable to non-controlling interest	$1,021	$(1,291)

	Year-ended December 31,
	2025	2024
Cash flows from:
Operating activities	$(3,831)	$34
Investing activities	(20,696)	(8,121)
Financing activities ⁽¹⁾	25,892	4,167
(1)Financing activities includes $7.6 million in non-reciprocal contributions made by the Company to the Soto Norte Project for the year-ended December 31, 2025 (December 31, 2024 - $2.0 million) in accordance with the Company’s obligation to fund Mubadala's 49% share of certain operating costs.

Page | 37

Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
16.    Income Taxes
A reconciliation between income tax expense and the product of the accounting net (loss) income before income taxes multiplied by the Company's domestic federal and provincial combined tax rate is provided below:

	Year ended December 31,
	2025	2024
Income before income taxes	$207,091	$79,330
Canadian statutory income tax rate	27%	27%
Income tax expense at statutory rate	55,915	21,419
Increase (decrease) in income tax provision resulting from:
Differences in tax rates in foreign jurisdictions	28,376	13,316
Other non-deductible expenses	15,053	6,740
Non-taxable (gain) loss on financial instruments	15,950	34
Increase in unrecorded deferred tax asset	20,510	12,965
Share-based compensation	879	617
Sale of mineral property	3,737	—
Other -impact of foreign exchange	(10,305)	4,213
Other - Donation tax credit	(7,500)	(5,735)
Change in estimates	7,346	(68)
Other	(2,236)	2,538
Income tax expense	$127,725	$56,039

Current income tax expense	136,697	53,577
Deferred income tax recovery	(8,972)	2,462
Income tax expense	$127,725	$56,039
A summary of the components of the recognized net deferred income tax assets (liabilities) is as follows:

	December 31, 2025	December 31, 2024
Deferred tax assets
Non-capital losses	$1,613	$1,686
Provisions	7,370	1,827
Other	4,955	5,029
Deferred tax liabilities
Mining interests, plant and equipment	(67,213)	(62,635)
Other	(1,301)	(918)
Total deferred tax liability	$(54,576)	$(55,011)
Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset. Deferred tax assets are recognized for the carry-forward of unused tax losses and unused tax credits to the extent that it is probable that taxable profits will be available against which the unused tax losses/credits can be utilized.
A summary of the movement in net deferred tax liability is as follows:

	Year-ended December 31,
	2025	2024
Balance at the beginning of the year	$55,011	$60,364
Recognized in net loss	(8,973)	2,463
Recognized in other comprehensive income (loss) - foreign currency translation adjustment	8,887	(7,310)
Recognized in other comprehensive income (loss) - tax effect on Gold Notes	(349)	(506)
Balance at the end of the year	$54,576	$55,011
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Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
16.    Income Taxes (cont.)
The Company has the following deductible temporary differences for which no deferred tax assets have been recognized:

	December 31, 2025	December 31, 2024
Non-capital losses	$189,009	$230,417
Financing fees	5,249	9,838
Gold-linked notes	37,439	5,005
Other	127,602	59,741
Total	$359,299	$305,001
At December 31, 2024 the Company has the following non-capital loss carry-forwards:
•Canada: $123.2 million (December 31, 2024 - $168.6 million), expiry between 2026 and 2045.
•Colombia: $65.1 million (December 31, 2024 - $56.1 million), of which $46.2 million have an expiry between 2026 and 2037, and $18.9 million have no expiry.
•Guyana: $71.0 million (December 31, 2024 - $71.0 million), no expiry, and
•Switzerland: $7.0 million (December 31, 2024 - $6.6 million), expiry between 2026 and 2032.
17.    Financial Risk Management
The nature of the acquisition, exploration, development and operation of gold properties exposes the Company to risks associated with fluctuations in commodity prices, foreign currency exchange rates and credit risk. The Company has policies and processes in place to manage these risks, and these risks have not changed from the prior reporting period. The Company may at times enter into risk management contracts to mitigate these risks. It is the Company’s policy that no speculative trading in derivatives shall be undertaken.
a)Financial instrument risk
Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:
•Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities
•Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•Level 3 – inputs that are not based on observable market data.
The fair values of the Company’s cash and cash equivalents, cash in trust, accounts receivable, accounts payable and accrued liabilities, and, taxes payable approximate their carrying values due to their short-term nature.
The 2029 Senior Notes are recognized at amortized cost using the effective interest rate method. An observable fair value of the Company’s Senior Notes has been estimated using the trading value of the bonds which indicate a fair value of $443.3 million (carrying amount - $449.0 million).
Financial assets and liabilities measured at FVTPL on a recurring basis include the warrant derivative liabilities, DSU payable, PSU payable, gold notes, Senior Notes embedded derivative, and marketable securities which are measured at their fair value at the end of each reporting period. The levels in the fair value hierarchy into which the Company’s financial assets and liabilities are recognized in the statements of financial position at fair value are categorized as follows:

	December 31, 2025		December 31, 2024
	Level 1	Level 2	Level 1	Level 2
Gold Notes (Note 11c)	$—	$76,197	$—	$66,945
Warrant liabilities (Note 14c)	—	—	8,886	—
DSU and PSU liabilities (Note 14e,f)	28,903	13,139	1,692	3,750
Senior Notes embedded derivative (Note 11b)	—	11,080	—	3,575
Investment in McFarlane (Note 8a)	6,580	—	—	—
Investment in Denarius (Note 8b)	8,195	13,240	5,050	7,579

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Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
17.    Financial Risk Management (cont.)
At December 31, 2025, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis. There were no transfers between Level 1 and Level 2, and no financial assets or liabilities measured and recognized at fair value that would be categorized as Level 3 in the fair value hierarchy during the period.
b)Credit risk

	December 31, 2025	December 31, 2024
VAT receivable	$63,495	$42,013
Tax recoverable	4,013	1,928
Trade receivables	8,964	2,535
Other, net of allowance for doubtful accounts	324	756
Total	$76,796	$47,232
The exposure to credit risk arises through the failure of a third party to meet its contractual obligations to the Company. The Company’s exposure to credit risk primarily arises from its cash balances (which are held with highly rated Canadian, Colombian and other international financial institutions) and accounts receivable. The timing of collection of the VAT recoverable is in accordance with Government of Colombia’s filing process. As at December 31, 2025, the Company expects to recover the outstanding amount of current VAT receivable in the next 12 months.
Credit risk associated with trade accounts receivable arises from the Company’s delivery of its production to international customers from whom it receives 97.0% - 99.5% of the sales proceeds in the case of gold and silver, and 90% of sales proceeds in the case of concentrates, shortly after delivery of its production to an agreed upon transfer point in Colombia. The balance is received within a short settlement period thereafter, once final metal content has been agreed between the Company and the customer.
c)Liquidity risk
The Company manages its liquidity risk by continuously monitoring forecast cash flow requirements. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at December 31, 2025. In addition to other commitments already disclosed, the Company’s undiscounted commitments including interest and premiums at December 31, 2025 are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade, tax and other payables	$232,042	$—	$—	$—	$232,042
Reclamation and closure costs	712	2,174	—	56,250	59,136
Lease payments	2,269	3,110	1,198	1,387	7,964
Gold Notes	53,213	38,051	—	—	91,264
Senior unsecured notes	36,000	558,000	—	—	594,000
Other contractual commitments ⁽¹⁾	12,515	—	—	—	12,515
Total	$336,751	$601,335	$1,198	$57,637	$996,921
(1)Includes binding commitments for capital and operating purchase obligations that the Company has entered into as at December 31, 2025.
Following receipt of funds under the Marmato and Toroparu PMPA, Aris Mining’s silver and gold production from the Marmato Mine and Toroparu Project is subject to the terms of the PMPA with WPMI.
d)Foreign currency risk
The Company is exposed to foreign currency fluctuations. Such exposure arises primarily from:
•Translation of subsidiaries that have a functional currency, such as COP, which differ from the USD functional currency of the Company. The impact of such exposure is recorded through other comprehensive income (loss).
•Translation of monetary assets and liabilities denominated in foreign currencies, such as the Canadian dollar (“C$”) and Guyanese Dollar (“GYD”). The impact of such exposure is recorded in the consolidated statements of income (loss).
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Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
17.    Financial Risk Management (cont.)
The Company monitors its exposure to foreign currency risks arising from foreign currency balances and transactions. To reduce its foreign currency exposure associated with these balances and transactions, the Company may enter foreign currency derivatives to manage such risks. In 2025 and 2024, the Company did not utilize derivative financial instruments to manage this risk.

The following table summarizes the Company’s net financial assets and liabilities denominated in Canadian dollars, Colombian pesos and Guyanese dollar (in US dollar equivalents) as of December 31, 2025 and December 31, 2024, as well as the effect on earnings and other comprehensive earnings of a 10% appreciation or depreciation in the foreign currencies against the US dollar on the financial and non-financial assets and liabilities of the Company, if all other variables remain constant:

	December 31, 2025	Impact of a 10% Change	December 31, 2024	Impact of a 10% Change
Canadian dollar (C$)	29,676	2,699	5,586	509
Colombian peso (COP)	91,727	8,339	14,686	1,336
Guyanese dollar (GYD)	1,008	91	23	2
e)Price risk
Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Gold and silver prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control. The Company may enter commodity hedging contracts from time to time to reduce its exposure to fluctuations in spot commodity prices.
The Company is required under the covenants of the Gold Notes to use commercially reasonable efforts to put in place commodity hedging contracts (put options) on a rolling four-quarters basis to establish a minimum selling price of $1,400 per ounce for the physical gold being accumulated in the Gold Escrow Account (Note 11c). Gold being accumulated in the Gold Escrow Account will be sold to meet the Company’s financial obligations for the quarterly Amortizing Payments of the Gold Notes. Under the terms of the agreement, such hedging will not be required if one of the following conditions is met:
•The Company determines that any such hedging contracts are not obtainable on commercially reasonable terms; or
•The failure to obtain any such hedging contracts would not reasonably be expected to materially adversely impact the ability of the Company to satisfy its obligations to make the quarterly Amortizing Payments.
As at December 31, 2025, the Company had no outstanding commodity hedging contracts in place.
18.    Revenue

	Year-ended December 31,
	2025	2024
Gold in dore	$909,073	$499,318
Silver in dore	12,343	6,471
Metals in concentrate	6,248	4,815
Total	$927,664	$510,604
19.    Cost of Sales

	Year-ended December 31,
	2025	2024
Production costs	$379,656	$295,866
Royalties	34,850	18,893
Total	$414,506	$314,759

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Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
20.    Finance Costs

	Year-ended December 31,
	2025	2024
Interest expense	$36,895	$24,406
Accretion of Senior Notes (Note 11b)	1,481	2,245
Loss on extinguishment of Senior Notes 2026 (Note 11a)	—	11,463
Accretion of lease obligations	241	672
Accretion of provisions (Note 12)	2,074	2,171
Total	$40,691	$40,957
21. Gain (Loss) on Financial Instruments

	Year-ended December 31,
	2025	2024
Financial Assets
Denarius common shares (Note 8b)	$1,713	$895
Denarius debenture (Note 8b)	5,661	2,071
Denarius warrants (Note 8b)	8	(98)
Embedded derivative asset in 2029 Senior Notes (Note 11b)	7,505	(1,760)
Investment in McFarlane common shares (Note 8a)	(1,083)	4
Total Financial Assets	13,804	1,112
Financial Liabilities
Gold Notes (Note 11c)	(24,093)	(20,275)
Convertible debentures (Note 11d)	—	565
Unlisted warrants	—	466
ARIS.WT.A Listed warrants (Note 14c)	(66,519)	1,965
Total Financial Liabilities	(90,612)	(17,279)
Total	$(76,808)	$(16,167)
22.    Supplemental Cash Flow Information

	Year-ended December 31,
	2025	2024
Net change in non-cash working capital items:
Accounts receivable and other (excluding VAT receivable)	$(5,065)	$2,552
VAT Receivable	(18,003)	(9,958)
Inventories	(3,383)	(14,341)
Other current assets	(5,486)	584
Accounts payable and accrued liabilities	44,034	2,443
Total	$12,097	$(18,720)
Non-cash investing and financing activities:
Shares issued on acquisition of 31% of the Soto Norte Project	$—	$59,378
Shares issued on acquisition of 49% of the Soto Norte Project	27,322	—
McFarlane shares received on sale of Juby	7,664	—
Total	$34,986	$59,378

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Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
23.    Related Party Transactions
Key management personnel compensation

	Year-ended December 31,
	2025	2024
Short-term employee benefits	$9,124	$7,206
Termination benefits	1,414	1,394
Share-based compensation	31,507	2,867
Total	$42,045	$11,467
24. Capital Management
The Company’s objectives when managing capital are to safeguard the entity’s ability to support normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties, support any expansionary plants, maintain sufficient capital for potential investment opportunities and to pursue generative acquisition opportunities. The Company intends to finance potential acquisitions with a prudent combination of equity, debt and other forms of financing. In the management of capital, the Company includes the components of equity, and loan facilities, net of cash. Capital, as defined above, is summarized in the following table:

	Year-ended December 31,
	2025	2024
Equity	$1,446,060	$798,571
Long-term debt	519,462	516,234
	1,965,522	1,314,805
Less: Cash	(391,874)	(252,535)
	$1,573,648	$1,062,270
The Company manages its capital structure and makes adjustments to it in light of changes in its economic environment and the risk characteristics of the Company's assets. To effectively manage the entity's capital requirements, the Company has in place a planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.
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